Exhibit 2.1

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY [***], HAS BEEN OMITTED BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) IS THE TYPE THAT CIDARA THERAPEUTICS, INC. TREATS AS PRIVATE OR CONFIDENTIAL.

ASSET PURCHASE AGREEMENT

BY AND BETWEEN

CIDARA THERAPEUTICS, INC.
AND

NAPP PHARMACEUTICAL GROUP LIMITED

DATED AS OF 24 APRIL, 2024

i

(continued)

(continued)

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EXHIBITS

CLA/CSA Novation Agreement                -    Exhibit 3.2(a)(i)
Transition Services Agreement                -    Exhibit 3.2(a)(ii)
Bill of Sale and Assignment                    -    Exhibit 3.2(a)(iii)
Intellectual Property Assignment Agreement            -    Exhibit 3.2(a)(iv)
Domain Name Transfer Agreement                -    Exhibit 3.2(a)(v)
Form of Melinta License Amendment            -    Exhibit 3.2(b)(vii)
Press Release                            -    Exhibit 6.3

SCHEDULES

Business Domain Names                    -    Schedule 1.1(a)
Business Marks                        -    Schedule 1.1(b)
Compound                            -    Schedule 1.1(c)
Existing Product Patents                    -    Schedule 1.1(d)
Key Personnel                            -    Schedule 1.1(e)
Know-How Transfer Plan                    -    Schedule 1.1(f)
Prepayments                            -    Schedule 1.1(g)
Product Regulatory Documents                -    Schedule 1.1(h)
Third Party Lists                        -    Schedule 1.1(i)
U.S. Product Approval                     -    Schedule 1.1(j)
Specified Assigned Contracts                    -    Schedule 2.1(a)(i)
Comparator Drug and Placebo Clinical Supplies        -    Schedule 2.1(h)
Deferred Assigned Contracts                    -    Schedule 2.6(a)
Required Consents                        -    Schedule 3.2(b)(v)
Required Notices                        -    Schedule 3.2(b)(v)
Possession and Delivery of Certain Business Records    -    Schedule 3.3
Specified Shared Contracts                    -    Schedule 6.1(a)
Retained Shared Contracts                    -     Schedule 6.1(e)
Estimate of Accruals for Purchase Orders            -    Schedule 6.9(f)
Allocation Schedule                         -    Schedule 7.3

v

ASSET PURCHASE AGREEMENT
This ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of 24 April, 2024, is entered into by and between CIDARA THERAPEUTICS, INC., a Delaware corporation (the “Seller”), and NAPP PHARMACEUTICAL GROUP LIMITED, a company incorporated under the laws of England with company registration number 884285 (the “Buyer”). Capitalized terms used in this Agreement, including the Recitals, have the respective meanings set forth in Article 1.
RECITALS
WHEREAS, in addition to the Excluded Business, the Seller is engaged, directly and indirectly through other members of the Seller Group, in the Business;
WHEREAS, the Seller wishes to sell to the Buyer, and the Buyer wishes to purchase from the Seller, the Purchased Assets, and in connection therewith the Buyer wishes to assume the Assumed Liabilities, and the Seller wishes to retain the Excluded Assets and Excluded Liabilities, all upon the terms and subject to the conditions set forth in this Agreement.
WHEREAS, at the Closing, the Seller and the Buyer shall enter into the Ancillary Documents.
NOW THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties to this Agreement agree as follows:
ARTICLE 1

DEFINITIONS
1.1    Definitions. The following terms, whenever used herein, shall have the following meanings for all purposes of this Agreement.
“Action” means any action, suit, proceeding, claim, demand, dispute, arbitration, audit, examination, investigation, inquiry or hearing (in each case, whether civil, criminal, administrative, regulatory, investigative, formal or informal) by or before any Governmental Authority.
“Affiliate” means as to any Person (a) any other Person that directly or indirectly controls, is controlled by, or is under common control with such first Person or (b) any other Person who is a director, officer, partner or principal of such first Person or of any other Person that directly or indirectly controls, is controlled by, or is under common control with such first Person. For purposes of this definition, “control” of a Person means (i) the ownership of 50% or more (including ownership by one or more trusts with substantially the same beneficial interests) of the voting and equity rights of such Person or (ii) the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether by ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” shall have correlative meanings. For the purposes of this Agreement, “Affiliate” excludes, in the case of the Mundipharma Network, Purdue Pharma L.P. (U.S.) and any of its subsidiaries.
“Ancillary Document” means each of the CLA/CSA Novation Agreement, the Transition Services Agreement, the Intellectual Property Assignment Agreement, the Domain Name Transfer Agreement, the Bill of Sale and Assignment, and any other agreement, instrument or document that is executed and delivered in connection with this Agreement.
“Anti-Corruption Laws” means all Laws concerning or relating to anti-bribery, anti-corruption and anti-kickback matters in the public or private sector, including the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act 2010, or any other anti-bribery or anti-corruption Law.
“Anti-Money Laundering Laws” means all Laws concerning or relating to money laundering or terrorist financing, including the Bank Secrecy Act of 1970 and the USA PATRIOT Act of 2001.
“Assignment Agreement” means any Contract with a Third Party (other than an Inventor) assigning right, title or interest to the Product Patents to the Seller or any member of the Seller Group.
“Business” means the business of Developing, Manufacturing and Commercializing the Compounds or the Products anywhere in the world, including the business of granting licenses to Third Parties to engage in the foregoing activities.
“Business Benefit Plans” means all (a) “employee benefit plans” (as defined in Section 3(3) of ERISA), (b)  employment, consulting, compensation, bonus, incentive, stock purchase, equity or equity-based compensation, deferred compensation, change in control, retention, severance, sick leave, vacation, retirement, pension, employee loans, salary continuation, health, medical, dental, vision, accident, disability, cafeteria, life insurance and educational assistance plans, policies, agreements or arrangements, (c) other employee benefit plans, policies, agreements or arrangements, and (d) any collective bargaining agreement or union contract; in each case, whether written or unwritten and whether or not subject to ERISA, that are sponsored or maintained by the Seller or any member of the Seller Group for the benefit of current or former Business Service Providers and with respect to which Seller or any member of the Seller Group has any Liability related to the Business.
“Business Data” means (a) Product Data, (b) any and all data contained in the Seller or any of the Seller Group’s IT Systems, or any database of the Seller Group that is owned or purported to be owned, by the Seller Group, in each case, that relates specifically to the Business and (c) all other information and data compilations of the Seller or the Seller Group (including Personal Data (other than Personal Data of employees or consultants)) that, are, in each case, owned by the Seller Group and are necessary for or otherwise specific to the Business.
“Business Day” means any day that is not a Saturday, Sunday or other day on which banking institutions in San Diego, California, Cambridge, United Kingdom or New York, New York are authorized or required by Law or executive order to close.

“Business Domain Names” means the Domain Names set forth on Schedule 1.1(a) attached hereto.
“Business Intellectual Property” means (a) the Product Patents; (b) the Business Marks; (c) the Product Know-How; (d) Business Domain Names and (e) all other Intellectual Property owned or purported to be owned by the Seller or any of the Seller Group that (i) is necessary for, or is both useful for and has actually been used by Seller or any of the Seller Group in, the Development, Manufacture or Commercialization of Compounds or Products or for the Business, or (ii) has been licensed by Seller or any of the Seller Group to any of its or their respective licensees of rights to any Compound or Product (including Melinta) for use in the Development, Manufacture or Commercialization of the Compounds or the Products.
“Business Inventory” means any raw material inventory, work-in-process inventory, goods in transit, samples and finished inventory in the possession or control of the Seller or any of the Seller Group, in each case, that either constitute Compounds or Products or are held for use in the Manufacture of the Compounds or the Products.
“Business Marks” means the Trademarks set forth on Schedule 1.1(b). For the avoidance of doubt, the Business Marks do not include any Retained Marks.
“Business Marks Documents” means all (a) certificates, documents, records and files in the possession or control of the Seller, any member of the Seller Group or its or their respective Representatives with respect to the filing, prosecution, registration, enforcement, defense, or maintenance of the Business Marks; and (b) other material documentation or information in the possession or control of the Seller, any member of the Seller Group or its or their respective Representatives to the extent related to the Business Marks.
“Business Material Adverse Effect” means any Effect that, individually or in the aggregate, (a) has had, or would reasonably be expected to have, a material adverse effect on the business, properties, assets, financial condition or results of operations of the Business taken as a whole or (b) has materially prevented or delayed, or would reasonably be expected to materially prevent or delay, the consummation of the Transactions; provided that no such Effect to the extent resulting or arising from or in connection with any of the following matters shall be deemed by itself or by themselves, either alone or in combination, to constitute or contribute to a Business Material Adverse Effect: (i) the general local, regional, national or international conditions in the industries or markets in which the Business operates; (ii) general political, economic, financial or capital market conditions; (iii) any act of civil unrest, war, sabotage or terrorism, including an outbreak or escalation of hostilities involving the United States or any other country or the declaration by the United States or any other country of a national emergency or war; (iv) acts of God (including hurricanes, floods, tornados, earthquakes and other natural disasters) or other calamities, pandemics, epidemics, disease outbreaks or other public health conditions (or restrictions that relate to, or arise out of, a pandemic, epidemic or disease outbreak or other public health conditions), force-majeure events or other comparable events (or, in each case, the exercise of any contractual rights with respect thereto), or any escalation or worsening or de-escalation or improvement thereof; (v) changes in any Law or GAAP or other applicable accounting principles or standard or any interpretations thereof; (vi) any failure to meet internal or external budgets, forecasts, projections or predictions for any future period (whether related to the Business or otherwise), it being understood that the underlying causes of any such failure may be taken into account in determining whether a Business Material Adverse Effect has occurred; or (vii) any labor strike, slow down, lockage or stoppage, pending or threatened, affecting the Business, unless, in the cases of clauses (i) through (v) above, such facts, changes, circumstances, events, occurrences, conditions, developments, effects or combinations of the foregoing have had or would reasonably be expected to have a disproportionate impact on the business, properties, assets, financial condition or results of operations of the Business, taken as a whole, relative to other affected participants in the industries in which the Business operates.
“Business Permits” means all Permits that are (a) held or used by the Seller Group in connection with the Business, or (b) otherwise required by the Seller Group to conduct the Business, but, in each case ((a) and (b)), excluding any warehouse licenses and federal, state or local general business licenses or licenses required in connection with any facility of the Seller Group.
“Business Records” means all current and historical books, records, files, correspondence, studies, manuals, reports and other materials and information (in any form or medium, and including any applicable attorney-client privilege, attorney work product protection and expectation of client privilege attaching to any such Business Record to the extent applicable to any such Business Record) in each case, to the extent related to the Business, the Compounds, the Products, the Purchased Assets or the Assumed Liabilities, including all advertising materials, sales and promotional materials and records, catalogues, price lists, mailing lists, distribution lists, and customer, vendor, supplier, contractor and service provider lists; referral sources; purchase orders, forecasts, purchasing materials and records, and sales and purchase invoices; production data and product performance data; supplier management, S&OP, BRM documents (i.e. documented output of supplier meetings); research and development files, records and data, laboratory books, and results and reports relating to testing conducted on any Products or any ingredient, component or part thereof; Business Marks Documents, Patent Documents, Intellectual Property disclosures, and other material correspondence with all Governmental Authorities and Domain Name registrars in connection with the application for, or registration of, any Registered Intellectual Property; correspondence with all Governmental Authorities to the extent related to the Product, including in connection with any certificates, licenses, permits and clearances; Product Regulatory Documents; labels, artworks and core data sheets; all sequences and published outputs of any Product Regulatory Documents; Manufacturing and quality control records and procedures, including Compound, Product and raw materials specifications, sampling records, validation protocols and reports of both process and analytical methods, all stability protocols, reports and results, full packages on information and investigation of all change controls, deviations and out of specifications in relation to the entire supply chain, CVs of auditors, all audit reports and associated documents relating to existing and potentially new CMOs, all existing and potentially new CMO GMP certificates and licenses relevant to activities they carry out, draft quality and technical agreements for new suppliers, standard operating procedures, batch records, master batch records, acceptance criteria, process instructions, release specifications, quality control procedures, service and warranty records, equipment logs, operating guides and manuals, drawings, product specifications, engineering specifications and blueprints; business plans, budgets, forecasts, and financial and accounting data; batch documentation for the Business Inventory; copies of process and analytical validation reports; standard operating procedures for the ReSPECT Trial and the ReSTORE Trial and other Clinical Trials and Non-Clinical Studies carried out or ongoing in relation to the Product or Compound; CVs of personnel involved in Product development; trial master files (in a format that includes an audit trail and document filing that maintains the structure of the trial master files); litigation files; and any document or materials referenced in Schedule 3.3; but, in each case, excluding all organizational documents, minute and stock record books, corporate seals, corporate or financial books, the general ledger and all accounting records, all Tax Returns and Tax records, all personnel files and compensation and other employee benefit plan records or data, and all insurance related records and all current and historical books, records, files, correspondence, studies, manuals, reports and other materials and information (in any form or medium) to the extent related to the Excluded Business, the Excluded Assets or the Excluded Liabilities.
“Business Service Provider” means any employee, director, independent contractor, worker or consultant of the Seller that provides services, in any capacity, to the Business.
“Buyer Non-Assert Entities” means (a) the Buyer and its Affiliates; (b) any and all of Buyer’s and its Affiliates’ respective licensees, sublicensees, suppliers, manufacturers and distributors of Compounds and Products; and (c) any and all contractors performing services with respect to Compounds or Products on behalf of any of the foregoing Persons.
“Change of Control Event” means any of the following events with respect to any member of the Mundipharma Network: (a) the sale, transfer, or other disposition of all or substantially all of the assets or business of such member to a third party, whether by merger, consolidation, sale of stock, sale of assets, or otherwise or (b) the acquisition, directly or indirectly, by any person or group of persons (other than another member of the Mundipharma Network) of beneficial ownership of more than 50% of the voting power of the outstanding securities of the member.
“Clinical Trial” means any human clinical trial of a Compound or a Product.
“Cloudbreak Technology” has the meaning provided in the definition of Excluded Assets.
“CMO” means a Third Party contract manufacturing organization.
“Code” means the Internal Revenue Code of 1986.
“Collaboration and License Agreement” means the Collaboration and License Agreement dated as of September 3, 2019 between MMC and the Seller.
“Commercialization” means any and all activities directed towards the preparation for sale, registration, exploitation, promotion, marketing, offer for sale, sale, use, storage, distribution, supply, import or export of a product, in each case, directly or indirectly through Third Parties, and each of “Commercialize”, “Commercializing” and “Commercialized” shall have correlative meanings.

“Commercially Available Software” means “off-the-shelf”, “clickwrap” or other generally commercially available Software or hosted services that has not been materially modified or customized.
“Comparator Drug and Placebo” means any comparator drug and placebo to match identified in any protocol for an ongoing Seller Clinical Trial.
“Compound” means (a) rezafungin; (b) rezafungin acetate, the active pharmaceutical ingredient of rezafungin, with chemical formula: [* * *]; (c) any other salt of rezafungin; or (d) any analog, ester, ether, isomers, mixtures of isomers or complexes of rezafungin or salts thereof. Compounds include, without limitation, all compounds that are disclosed in the specification of the claims of the Existing Product Patents and all compounds acquired under the Seachaid APA.
“Consents” means all consents, ratifications, authorizations or approvals of any Person required by Law or Contract (a) for the Seller or any member of the Seller Group to sell and transfer to the Buyer, and for the Buyer to acquire, any of the Purchased Assets or (b) for Buyer to assume any of the Assigned Contracts.
“Contract” means any written contract, lease, sublease, license, agreement, instrument or other commitment that is binding on any Person or any part of its property under applicable Law.
“CSA” means the Commercial Supply Agreement dated as of December 12, 2022 between MMC and the Seller.
“Data Protection and Privacy Requirements” means (i) all of the following, in each case, as and to the extent applicable to the Seller or any member of the Seller Group in the conduct of the Business: Health Privacy Laws, the UK General Data Protection Regulation (as defined in section 3 of the UK Data Protection Act 2018), the EU General Data Protection Regulation 2016/679, the California Privacy Protection Act, and any other data protection and data privacy Laws, (ii) written policies and notices created by the Seller or any member of the Seller Group, or on behalf of the Seller or any member of the Seller Group, relating to privacy, data security or cyber security, and (iii) the privacy, data security or cyber security terms of written contracts that impose obligations on the Seller or any member of the Seller Group.
“Development” means any (a) research activities (including drug discovery, identification or synthesis) with respect to a product and (b) preclinical and clinical development activities, and other development activities including non-clinical and safety activities, with respect to a compound or product, including test method development and stability testing, toxicology, formulation, process development, qualification and validation, manufacture scale-up, development-stage manufacturing, quality assurance/quality control, clinical trials, statistical analysis and report writing, the preparation and submission of INDs or regulatory filings, regulatory affairs with respect to the foregoing and all other activities necessary or reasonably useful or otherwise requested or required by a Regulatory Authority or as a condition or in support of obtaining, maintaining or expanding a Regulatory Approval, and each of “Develop” and “Developing” shall have correlative meanings.

“DFC” has the meaning provided in the definition of Excluded Assets.
“Domain Names” has the meaning set forth in the definition of Intellectual Property.
“Effect” means any fact, change, circumstance, event, occurrence, condition, development, effect or combination of the foregoing.
“EMA” means the European Medicines Agency or any successor agency thereto.
“Employee Liabilities” means all Liabilities and Losses relating to, resulting from, or arising out of or in connection with (a) any Business Benefit Plans or (b) any of Seller Group’s employment, termination, or compensation of any current or former employees, directors, officers, consultants, contractors, workers or agents of any of the Seller Group (including any severance or transaction benefits).
“Encumbrance” means any and all liens, leases, licenses, encumbrances, charges, mortgages, options, rights to acquire, pledges, security interests, hypothecations, easements, title defects, rights-of-way or encroachments of any nature whatsoever, whether voluntarily incurred or arising by operation of Law or Contract, and including any agreement to create any of the foregoing.
“Equitable Exceptions” means, collectively, (a) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws from time to time in effect affecting generally the enforcement of creditors’ rights and remedies and (b) general principles of equity.
“ERISA” means the Employee Retirement Income Security Act of 1974, and the regulations promulgated thereunder.
“Excluded Assets” means all assets, properties and rights of the Seller Group other than the Purchased Assets, including (i) all Intellectual Property rights owned or purported to be owned by any of the Seller Group that are necessary or useful for the Development, Manufacture or Commercialization of the compounds or products of the Excluded Business, including all such Intellectual Property rights that (A) are part of the Seller Group’s proprietary Cloudbreak® platform technology (“Cloudbreak Technology”) for the discovery and development of novel drug-FC conjugates (“DFCs”), (B) claim, cover, or relate to proprietary DFCs discovered or developed by or on behalf of the Seller Group using the Cloudbreak Technology (whether such DFCs exist as of the date of this Agreement or arise thereafter), including CD388 (and all rights under the Exclusive License and Collaboration Agreement between Seller and Janssen Pharmaceuticals, Inc. dated March 31, 2021, as amended or superseded (the “Janssen Agreement”)), CD73, CD73/PD-1 and CCR5, or (C) arise out of the conduct of any of the Seller Group’s research and development programs with respect to DFCs; (ii) all Intellectual Property rights owned, licensed or used by Seller or any of the Seller Group in connection with the operation of the Excluded Business, including the Domain Name “Cidara.com”, and the IT Systems, telecommunications systems, networks software and software as a service, and other information technology infrastructure used by the Seller Group in conducting the Excluded Business; (iii) all inventory (other than the Business Inventory), vehicles, equipment, leasehold improvements, fixtures, furniture, infrastructure and other tangible assets; (iv) all cash, cash equivalents, investments, accounts receivable and accrued but unbilled receivables, prepaid assets and other current assets of the Seller Group other than the Prepayments; (v) insurance policies and insurance related records; (vi) wholesale licenses or Permits, required for the development, manufacture, marketing sale, import, export or distribution of any commercial pharmaceutical products other than the Business Permits; (vii) the goodwill of the Excluded Business; (viii) any claims, causes of action, indemnity or other rights to recover for damages or losses to any of the foregoing assets; (ix) any (a) Tax Returns or Tax records of Seller or any member of the Seller Group, and (b) any rights to Tax refunds, credits, or similar benefits attributable to Excluded Taxes; (x) any personnel files or data, including Personal Data, relating to employees, directors, officers consultants, contractors or agents of the Seller Group and compensation and other employee benefit plan records or data; (xi) all other Personal Data Processed by Seller Group that does not relate to Seller Clinical Trials and does not otherwise constitute Business Data; (x) all organizational documents, minute and stock record books, corporate seals, corporate or financial books, the general ledger and all accounting records, and (xi) the Seller Group’s facilities and all infrastructure and corporate/business functions related to the Excluded Business, including any infrastructure and corporate/business functions related to research and development, compliance, pharmacovigilance, quality, clinical operations, bio-statistics, regulatory, legal, finance, tax, technical operations, human resources and back-office operations.
“Excluded Business” means any business of the Seller Group other than the Business, including the Cloudbreak Technology, proprietary DFCs discovered or developed by or on behalf of the Seller Group using the Cloudbreak Technology, including CD388 (and all rights under the Janssen Agreement), CD73, CD73/PD-1 and CCR5, any research, development, manufacturing or commercialization of DFCs, or any compounds or products other than the Compounds and Products.
“Existing Product Patents” means the Patents listed on Schedule 1.1(d) hereto.
“FDA” means the U.S. Food and Drug Administration or any successor agency thereto.
“FTO Opinion” means any freedom-to-operate opinions or similar opinions of counsel intended to assess the validity or enforceability of any Intellectual Property rights of third parties.
“GAAP” means United States generally accepted accounting principles and practices in effect from time to time applied consistently throughout the periods involved.
“GCP” means all applicable standards of good clinical practice required by any Governmental Authority in any country in which the Products are, or are intended to be, Manufactured or Commercialized, including the then-current standards, practices and procedures promulgated or endorsed by (a) the ICH E6 guidelines on good clinical practice, and (b) the FDA as set forth in the guidelines entitled “ICH E6: Good Clinical Practice: Consolidated Guidance”.
“GLP” means all applicable standards of good laboratory practice for pharmaceuticals required by any Governmental Authority in any country in which the Products are, or are intended to be, Developed, including the then-current standards, practices and procedures promulgated or endorsed by (a) the good laboratory practice principles of the Organization for Economic Co-Operation and Development (“OECD”), and (b) the FDA as set forth in 21 CFR. Part 58.
“GMP” means all applicable standards, practices and procedures of good manufacturing practice required by any Governmental Authority in any country in which the Products are, or are intended to be, Developed, Manufactured or Commercialized, including the standards, practices and procedures promulgated or endorsed at the time of Manufacture by (a) the ICH Q7 guidelines on good manufacturing practice, and (b) the FDA as set forth in 21 CFR. Parts 210 and 211.
“Governmental Authority” means any nation or government, any state, province or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, or any government authority, agency, department, board, tribunal, commission or instrumentality of the United States, any foreign government, any state of the United States, or any province, municipality or other political subdivision thereof, and any court, tribunal or arbitrator(s) of competent jurisdiction (public or private), and any governmental or non-governmental self-regulatory organization, agency or authority, including any Regulatory Authority.
“Health Privacy Laws” means the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (“HIPAA”), and all Laws relating to the privacy or security of “protected health information,” or any similar term as defined by applicable Laws.
“IND” means an investigational new drug application, clinical trial application, clinical trial exemption, or similar application or submission filed with or submitted to a Governmental Authority in a jurisdiction that is necessary to commence human clinical trials in such jurisdiction, including any such application filed with the FDA pursuant to 21 C.F.R. Part 312.
“Indebtedness” means with respect to any Person, without duplication, all outstanding obligations (including the outstanding principal amount of, accrued and unpaid interest on, such obligations) in respect of (a) indebtedness of such Person for borrowed money or indebtedness issued in substitution or exchange for borrowed money, (b) any lease required to be classified and accounted for as a capital lease under GAAP, (c) obligations evidenced by notes, debentures, bonds or similar instruments, (d) amounts accrued in respect of interest rate, foreign exchange, currency or commodity derivatives, including swaps, collars, caps, hedges or similar transactions, and including foreign currency futures or options, exchange rate insurance or other similar agreement or combination thereof designed to protect such Person against fluctuations in currency value, in each case, as determined in accordance with GAAP, (e) letters of credit, banker’s acceptances, surety or performance bonds and similar credit transactions issued for the account of such Person, and (f) all guarantees (including under any “keep well” or similar arrangement) issued in respect of, or any Encumbrance or restriction on transfer owned by such Person securing, obligations described in clauses (a) through (e) above of any other Person, but only to the extent of the lesser of the amount of such Indebtedness or the fair market value of the property at the time of determination that is encumbered by such Encumbrance or restriction on transfer.
“Intellectual Property” means any and all of the following in any and all countries or jurisdictions worldwide (whether registered for unregistered): (a) rights to inventions, patents, patent applications, design patents and utility model registrations (including reissuances, divisions, reexaminations, provisionals, continuations, continuations-in-part, extensions, renewals and revisions) (“Patents”), (b) trademarks, service marks, brand names, trade names, trade dress, logos, certification marks and other identifiers of source or origin, and any and all applications and registrations, extensions and renewals for or of, together with the goodwill associated with, any of the foregoing (collectively, “Trademarks”), (c) uniform resource locators, social media identifiers (including handles and tags) and Internet domain names, including registrations thereof (collectively, “Domain Names”), (d) copyrights, rights in databases, data and collections of data, and rights in designs, works of authorship, mask works, moral rights, and any and all applications and registrations, extensions and renewals for or of any of the foregoing, (e) Know-How, (f) computer software, programs, firmware, middleware and software implementations of algorithms, models and methodologies (including operating systems, platforms, applications, tools and interfaces), in each case, whether in source code, object code or any other form, and all related documentation (collectively, “Software”), and (g) any other similar, corresponding or equivalent rights (whether under common law or otherwise).
“Inventor” means (a) each of the named inventors of each of the Product Patents, as well as any inventor who should be or should have been a named inventor on any Product Patents and (b) the inventor of any other invention included in the Business Intellectual Property.
“Inventor Assignment Agreement” means a Contract between the Seller or any member of the Seller Group and the respective Inventor assigning all right, title and interest to the Product Patents to the Seller or any member of the Seller Group.
“IT Systems” means any and all computers, hardware, Software, databases, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines and other information or communications technology hardware, systems, devices and equipment.
“Janssen Agreement” has the meaning provided in the definition of Excluded Assets.
“Key Personnel” means the individuals set forth in Schedule 1.1(e) provided that such individuals remain employees or consultants to Seller and any such other individuals who the Buyer and the Seller mutually agree to in writing (email being sufficient), from time to time. “Key Person” shall have the correlative meaning in the singular.
“Know-How” means any and all tangible and intangible (a) techniques, technology, practices, trade secrets, inventions (whether patentable or not), formulas, recipes, specifications, procedures, methods, processes, customer and supplier lists and data, pricing and cost information, business and marketing plans and proposals, knowledge, know-how, data (including biological, chemical, pharmacological, toxicological, safety, pharmacokinetic, clinical, CMC, analytical, quality control, mechanical, software, electronic and other data), results of research, preclinical and non-clinical studies (including in vitro, in vivo, and ex vivo studies), clinical trials, other testing, Software, and other confidential and proprietary information and (b) compositions of matter, cells, cell lines, assays, animal models and physical, biological or chemical material; that, in the case of each of clauses (a) and (b), are not in the public domain.
“Know-How Transfer” means transfer of all existing tangible or recorded embodiments of the Product Know-How and Product Data in the possession or control of Seller or any of the Seller Group to the Buyer under the provisions of and in accordance with this Agreement.
“Know-How Transfer Period” means the period commencing on Closing and ending on the date that is 46 days from Closing (or such later date agreed in writing by the parties to this Agreement).
“Know-How Transfer Plan” means a plan, agreed between the parties and attached hereto at Schedule 1.1(f), as may be amended, supplemented or updated by mutual written agreement of the parties from time-to-time, which outlines certain steps to support the Know-How Transfer.
“Knowledge of the Seller” or any similar phrase means the actual knowledge of [* * *], after due inquiry of their direct reports, none of whom shall have any personal liability regarding such knowledge. Solely with respect to matters involving Intellectual Property, Knowledge of the Seller does not require that any knowledge individuals or their direct reports undertake any searches or obtain any FTO Opinions; provided, that any such searches or FTO Opinions that have been conducted or obtained by Seller prior to the date of this Agreement will not be excluded from the term “Knowledge of the Seller” as a result of this sentence.
“Last Balance Sheet Date” means September 30, 2023.
“Law” means any federal, national, supranational, state, provincial, local or foreign law, statute, ordinance, enactment, rule, regulation, code, agency requirement, common law, order, writ, judgment, injunction, decree, stipulation, determination or award of, or entered into by or with, any Governmental Authority.
“Liabilities” means any and all debts, costs, expenses, liabilities, commitments or obligations of any kind, nature or character (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, due or to become due, or determined or determinable).
“Losses” means any and all Liabilities, judgments, payments, settlements, awards, fines, penalties, losses, Taxes, compensation, damages, charges, interest, costs or expenses (including the reasonable out-of-pocket costs and expenses of attorneys, accountants and other professional advisors, and other reasonable costs and expenses in connection with any Action, including the investigation, defense, settlement or enforcement thereof).
“Manufacture” means the purchasing of materials for, sourcing, production, processing, compounding storage, filling packaging, labelling, leafleting, serialization, aggregation, warehousing, quality control testing, waste disposal, quality release, sample retention or stability testing and release of products, in each case, directly or indirectly through Third Parties, and “Manufacturing” and “Manufactured” shall have correlative meanings.
“Marketing Approval” means an NDA that has been approved by the competent Regulatory Authority.
“Melinta” means Melinta Therapeutics, LLC.
“Melinta License Agreement” means the License Agreement dated as of July 26, 2022 between the Seller and Melinta.
“Melinta Supply Agreement” means the commercial supply agreement dated as of January 23, 2023 between the Seller and Melinta.
“MHRA” means the U.K. Medicines and Healthcare products Regulatory Agency or any successor agency thereto.
“MMC” means Mundipharma Medical Company.
“Mundipharma Network” means the Buyer and any of its Affiliates.
“NDA” means (a) a New Drug Application (as more fully defined in 21 CFR 314.5, et seq.) submitted to the FDA, or any successor application thereto, in the U.S. or (b) any application or submission for approval to market a pharmaceutical product filed with the applicable Governmental Authority in any jurisdiction other than the U.S., including a marketing authorization application filed with the EMA using the centralized EU filing procedure or filed with the applicable national Governmental Authority in an individual European country and a marketing authorization application filed with the MHRA in the U.K.
“Non-Assert Activities” means the manufacture, use, sale, offer for sale, and importation of Compounds or Products anywhere in the world.
“Non-Clinical Studies” means all preclinical and non-clinical studies, including in vitro, in vivo and ex vivo studies of Compounds or Products.
“Patent Documents” means all (a) prosecution files and docketing reports for each of the Product Patents; (b) Assignment Agreements and Inventor Assignment Agreements; (c) certificates, documents, records and files in the possession or control of the Seller, any member of the Seller Group or its or their respective Representatives (and including any and all of each Inventor) with respect to (i) the conception and reduction to practice (and diligence in reduction to practice) of the inventions of any of the Product Patents, or (ii) the filing, prosecution, registration, continuation, continuation-in-part, reissuance, correction, enforcement, defense, or maintenance of the Product Patents; and (d)  other material documentation or information in the possession or control of the Seller, any member of the Seller Group or its or their respective Representatives to the extent related to the Product Patents.

“Permits” means franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, concessions, registrations, concessions, filings, clearances, exemptions, certificates, approvals and orders of any Governmental Authority.
“Permitted Encumbrances” means (a) Encumbrances for Taxes or similar governmental charges not yet due and payable, (b) Encumbrances referred to in the Assigned Contracts, (c) in the case of any Business Intellectual Property that is subject to any licenses, the terms and conditions of such licenses as apparent from the face of the license included in the Assigned Contracts and (d) any non-exclusive license grants under clinical trial agreements, material transfer agreements or Contracts with vendors that do not materially impair or limit the use, value or marketability of the property that they encumber.
“Person” means any individual, entity, corporation (including any not for profit corporation), general or limited partnership, limited liability partnership, joint venture, estate, trust, firm, company (including any limited liability company or joint stock company), association, organization, Governmental Authority or other entity or combination thereof.
“Personal Data” means any data or information in the Seller’s or Seller Group’s possession, custody, or control and any data or information processed by a Third Party on behalf of the Seller or Seller Group that constitutes “personal information,” “personally identifiable information”, “protected health information”, “sensitive data” or similar term as defined under applicable Data Protection and Privacy Requirements.
“Prepayments” means the prepayments, deposits, advances, purchases and other outgoing payments in respect of the matters set forth on Schedule 1.1(g).
“Product” means any pharmaceutical composition or preparation containing or comprising any Compound in any formulation, including all uses, routes of administration, presentations and dosage strengths thereof.
“Product Approvals” means any Product Regulatory Documents that, as at Closing, are Marketing Approvals.
“Product Data” means any and all results of Seller Non-Clinical Studies and Seller Clinical Trials, and any and all other data generated by or on behalf of Seller or any of the Seller Group, including, for the avoidance of doubt, any results of the Seller Non-Clinical Studies and Seller Clinical Trials provided to the Seller Group under the terms of any Contract with any Person, in each case related specifically to the Development, Manufacture or Commercialization of Compounds or Products, including biological, chemical, pharmacological, toxicological, safety, pharmacokinetic, clinical, CMC, analytical, quality control and other data, results and descriptions.
“Product Filings” means any Product Regulatory Documents that, as at Closing, are not Marketing Approvals.
“Product Know-How” means all Know-How owned or purported to be owned by the Seller or any member of the Seller Group that is necessary for, or has been primarily or exclusively used or held for use in, the Development, Manufacture or Commercialization of

Compounds or Products. For the avoidance of doubt, Product Know-How shall not include the Seller or any member of the Seller Group’s general research methods.
“Product Patents” means all Patents owned or held in the name of any member of the Seller Group that are necessary for, or that have been used in, or arise out of, the Development, Manufacture or Commercialization of Compounds or Products, including (but not limited to) the Existing Product Patents.
“Product Regulatory Documents” means all Regulatory Approvals, INDs, NDAs and other filings or applications with Governmental Authorities set forth in Schedule 1.1(h), in each case, (a) with respect to the Development, Manufacture or Commercialization of the Compounds or Products in any country or other jurisdiction, and (b) held by, on behalf of, or in the name of, or filed or submitted by or on behalf of, the Seller or any of the Seller Group. Product Regulatory Documents do not include any Regulatory Approvals, INDs, NDAs or other filings or applications with Governmental Authorities that are held or were submitted by or on behalf of the Buyer or the Mundipharma Network.
“Regulatory Approval” means any and all approvals, licenses, registrations or authorizations of any Regulatory Authority that are necessary to Develop, Manufacture or Commercialize a Compound or Product in a particular jurisdiction, excluding warehouse licenses and any licenses or permits required to do business in the pharmaceutical industry generally in a particular jurisdiction.
“Regulatory Authority” means any Governmental Authority having the administrative authority to regulate the Development, Manufacture or Commercialization of pharmaceutical products in any country or other jurisdiction, including the pricing and reimbursement of pharmaceutical products, including the FDA, the EMA and the MHRA.
“Representatives” means, with respect to any Person, the officers, directors, principals, managers, employees, agents, attorneys, accountants, consultants, auditors, bankers, advisors and other representatives of such Person.
“Required Consents” means all consents, ratifications, authorizations or approvals of any Third Party required by Law or Contract and listed as “Required Consents” in Schedule 3.2(b)(v).
“Required Notices” means all notices required by Contract to be provided to a Third Party prior to Closing and listed as “Required Notices” in Schedule 3.2(b)(vi).
“ReSPECT U.S. Product Filings” means US IND 124401.
“ReSPECT Ex-U.S. Product Filings” means the Product Regulatory Documents with respect to the ReSPECT clinical trials set forth on Schedule 1.1(h).
“ReSPECT Trial” means the Phase 3 Clinical Trial of Product containing rezafungin acetate in a formulation for intravenous administration in the prophylaxis indication described in Seller Clinical Protocol No. CD101.IV.3.08, entitled “A Phase 3, Multicenter, Randomized, Double-blind Study of the Efficacy and Safety of Rezafungin for Injection Versus

the Standard Antimicrobial Regimen to Prevent Invasive Fungal Diseases in Adults Undergoing Allogeneic Blood and Marrow Transplantation,” as amended from time to time.
“ReSTORE Product Filings” means the Product Regulatory Documents with respect to the ReSTORE clinical trials set forth on Schedule 1.1(h).
“ReSTORE Trial” means the Phase 3 Clinical Trial of Product containing rezafungin acetate in a formulation for intravenous administration in the Treatment Indication described in Seller Clinical Protocol No. CD101.IV.3.05, entitled “A Phase 3, Multicenter, Randomized, Double-blind Study of the Efficacy and Safety of Rezafungin for Injection Versus Intravenous Caspofungin Followed by Optional Oral Fluconazole Step-down in the Treatment of Subjects with Candidemia and/or Invasive Candidiasis,” as amended from time to time.
“Restricted Person” means a Person that is (a) listed or referred to on, or owned or controlled (as such terms are defined by the relevant Sanctions Authority) by one or more Persons listed or referred to on, or acting on behalf of a person or entity listed or referred to on, any Sanctions List; (b) resident, operating, located, or organized in, or owned or controlled (directly or indirectly) by, or acting on behalf of, a Person resident, located in or organized under the Laws of a Sanctioned Country; or (c) otherwise a target of Sanctions.
“Retained Marks” means the Trademarks owned by the Seller or any member of the Seller Group (including “CIDARA” and “Cloudbreak”) that are not included in the Business Intellectual Property. For the avoidance of doubt, the Retained Marks shall not include any Trademarks that constitute Registered Intellectual Property.
“Sanctioned Country” means any country, territory, or region that is the target of comprehensive, country-wide, territory-wide, or region-wide Sanctions, which as of the date of this Agreement, comprise Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, and the so-called Donetsk and Luhansk People’s Republics.
“Sanctions” means any economic, financial or trade sanctions and export controls Laws, regulations, embargoes, or restrictive measures administered, enacted or enforced by a Sanctions Authority.
“Sanctions Authority” means any legislative, regulatory, judicial, enforcement or executive body, agency or authority of (a) the United Nations; (b) the United States, including the U.S. Department of the Treasury (including its Office of Foreign Assets Control), the U.S. Department of State, and the U.S. Department of Commerce; (c) the United Kingdom; (d) the European Union and its Member States; and (e) any other applicable Governmental Authority.
“Sanctions List” means the List of Specially Designated Nationals and Blocked Persons and the Sectoral Sanctions Identifications Lists maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the Consolidated List of Financial Sanctions Targets maintained by His Majesty’s Treasury, the Consolidated United Nations Security Council Sanctions List, the Consolidated List of Persons and Entities subject to Sanctions maintained by the European Commission or any similar list maintained by, or public announcement of Sanctions designation made by, any Sanctions Authority.

“Seachaid” means Seachaid Pharmaceuticals, Inc.
“Seachaid APA” means that certain Asset Purchase Agreement dated as of May 30, 2014 between the Seller (f/k/a K2 Therapeutics, Inc.) and Seachaid.
“Seller Change of Control Event” means any of the following events with respect to Seller: (a) the sale, transfer, or other disposition of all or substantially all of the assets or business of such member to a third party, whether by merger, consolidation, sale of stock, sale of assets, or otherwise or (b) the acquisition, directly or indirectly, by any person or group of persons (other than another member of the Seller Group) of beneficial ownership of more than 50% of the voting power of the outstanding securities of the member.
“Seller Clinical Trials” means all Clinical Trials conducted by or on behalf of Seller or any member of the Seller Group, including the ReSPECT Trial and the ReSTORE Trial.
“Seller Group” means any and all of the Seller and its controlled Affiliates.
“Seller Non-Assert Patents” means any and all Patents that: (a) are owned by the Seller or any member of the Seller Group as of, and after giving effect to, the Closing; (b) claim inventions that have been practiced by or on behalf of the Seller or any member of the Seller Group to make, have made, use, sell, have sold, offer for sale or import Compounds or Products; and (c) in the absence of a license thereunder, would be infringed by any Non-Assert Activity.
“Seller Non-Clinical Studies” means all preclinical and non-clinical studies, including in vitro, in vivo, and ex vivo studies, of a Compound or Product conducted by or on behalf of the Seller or any member of the Seller Group, in each case, (a) that are material to that Compound or Product, (b) for which a report has been generated, or (c) any results of, or information from, which have been submitted to a Governmental Authority.
“Seller Related Party” means (a) any member of the Seller Group; (b) any of the Seller’s and any of the Seller Group’s respective current directors, and executive officers; and (c) any immediate family member of each of the foregoing Persons in clause (b).
“Shared Contract” means any Contract (including any sales orders and purchase orders) entered into by the Seller or any Seller Related Party that relates both to the Business, on the one hand, and the Excluded Business or the business of a Seller Related Party, on the other hand.
“Software” has the meaning set forth in the definition of Intellectual Property.
“Tax” or “Taxes” means all federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs duties or other taxes (including fees, assessments or charges in the nature of a tax) imposed by any Governmental Authority, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.

“Tax Returns” means any report, declaration, return, information return, claim for refund, election, disclosure, estimate or statement required to be supplied to a Governmental Authority in connection with Taxes, including any schedule or attachment thereto, and including any amendments thereof.
“Third Party” means any Person other than the Seller, the Buyer or any of their respective Affiliates.
“Third Party Lists” means a list containing the name(s) and contact information for the Seller’s primary contact(s) at each of the parties identified on Schedule 1.1(i).
“TID US Business” has the meaning given such term in the Committee on Foreign Investment in the United States (CFIUS) Regulations at 31 CFR § 800.248.
“Trademarks” has the meaning set forth in the definition of Intellectual Property.
“Transactions” means the transactions contemplated by this Agreement and the Ancillary Documents.
“Treasury Regulations” means the Treasury regulations promulgated under the Code.
“Treatment Indication” means the treatment of candidemia and/or invasive candidiasis in adults.
“U.S. Product Approval for the Treatment Indication” means the Product Approval referenced on Schedule 1.1(j).
1.2    Other Capitalized Terms. The following terms shall have the meanings specified in the indicated section of this Agreement:

Term	Section
Agreed Upon Prepayments	6.9(i)
Agreement	Preamble
Allocation Schedule	7.3
[* * *]	6.9A
[* * *]	6.9A
Assigned Contracts	2.1(a)
Assumed Liabilities	2.3
BAU Documentation	8.2(a)
Bill of Sale and Assignment	3.2(a)(iii)
Business Inventory Reports	4.18(a)
Business’s Existing Stock	9.1(c)
Buyer	Preamble
Buyer Fundamental Representations	10.1(a)(i)
Buyer Indemnitees	10.2
Buyer Intermediate Inventory	6.9A
Cap	10.4(b)

Term	Section
Cidara CMO	6.9A
Cidara CMO Agreement	6.9A
CLA/CSA Novation Agreement	3.2(a)(i)
Claim	10.5(a)
Claim Notice	10.5(a)
Closing	3.1
Closing Date	3.1
Comparator Drug and Placebo Clinical Supplies Schedule	2.1(h)
Competitive Activity	6.5(a)
Confidential Information	6.4(c)
Confidentiality Agreement	6.4(d)
Conveyance Taxes	7.4
Covenant	10.1(a)(iv)
Data Room	5.8
De Minimis Threshold	10.4(a)(i)
Deductible	10.4(a)(ii)
Deferred Assigned Contracts	2.6(a)
Deferred Assigned Contract Transfer Date	2.6(b)
Direct Claim	10.5(a)
Disclosure Schedules	Article 4
Disparaging Remarks	6.5(c)
Domain Name Transfer Agreement	3.2(a)(v)
Effective Time	3.1
Excluded Liabilities	2.4
Excluded Taxes	2.4(d)
Exclusivity Period	6.5(a)
Existing Stock	9.1(b)
Financial Statements	4.5(a)
ICON	3.3
Indemnified Party	10.5(a)
Indemnifying Party	10.5(a)
Intellectual Property Assignment Agreement	3.2(a)(iv)
Intermediate	6.9A
IP License	4.7(a)(xi)
Licensees	9.1(c)
Material Contracts	4.7(a)
Material Permit	4.9(c)
NDA Obligations	2.3(c)
New Contracts	6.1(a)
Non-Assert Covenant	9.2
Non-Responsible Party	6.9(g)
Nonassignable Asset	2.5(a)
OOS	6.9A
Privacy Policy	4.8(k)
Product Approval Documentation	8.2(a)

Term	Section
Product Approval Holder	8.1
Product Approval Transfer	8.1
Product Approval Transfer Date	8.1
Product Approval Transferee	8.1
Product Filing Delegation	8.2(b)
Product Filing Delegation Documentation	8.2(a)
Product Filing Delegation Effective Date	8.2(a)
Product Filing Documentation	8.2(a)
Product Filing Holder	8.1
Product Filing Transfer	8.1
Product Filing Transfer Date	8.1
Product Filing Transferee	8.1
Purchased Assets	2.1
Purpose	6.4(c)
Registered Intellectual Property	4.8(a)
Related Party	11.15
Relevant Drug Substance	6.9A
Relevant Requirements	6.9A
Replacement Intermediate	6.9A
Required Prepayments	6.9(i)
Responsible Party	6.9(g)
Security Practices	4.8(l)
Seller	Preamble
Seller Fundamental Representations	10.1(a)(i)
Seller Indemnitees	10.3
Seller Product Approval Documentation	8.2(a)
Seller Product Filing Documentation	8.2(a)
Senior Officers	6.9(h)
Specified Assigned Contracts	2.1(a)
Specified Shared Contracts	6.1(a)
Straddle Period	7.1
Survival Period	10.1(b)
Third Party Claim	10.5(a)
Third Party Payments	10.4(e)
Transition Period	9.1(c)
Transition Services Agreement	3.2(a)(ii)

1.3    Interpretive Provisions. Unless the express context otherwise requires:
(a)the words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;
(b)terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

(c)the terms “Dollars” and “$” mean United States Dollars, unless otherwise specified;
(d)references herein to a specific Section, Subsection, Recital, Schedule or Exhibit shall refer, respectively, to Sections, Subsections, Recitals, Schedules or Exhibits of or to this Agreement;
(e)wherever the word “include” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;
(f)references herein to any gender shall include each other gender;
(g)references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided, however, that nothing contained in this clause (g) is intended to authorize any assignment or transfer not otherwise permitted by this Agreement;
(h)references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;
(i)references herein to any instrument, document (including any organizational document) or Contract (including this Agreement) mean such instrument, document or Contract as amended, supplemented or modified from time to time in accordance with the terms thereof;
(j)with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”;
(k)the word “or” shall be disjunctive but not exclusive;
(l)the phrases “to the extent” and “to the extent that” are used to indicate an element of degree and are not synonymous with the word “if”;
(m)the words “made available to the Buyer” or words of similar import refer to materials posted to the Data Room at least one Business Day prior to the date of this Agreement;
(n)if the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day;
(o)references herein to any license mean such license as amended, modified, codified, reenacted, supplemented or superseded in whole or in part, and in effect from time to time;
(p)references herein to any Law (including the Code) shall be deemed to refer to such Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part and as in effect as of the date of this Agreement; and

(q)references herein to the United States, or the U.S., shall mean the United States of America, including all 50 states, the District of Columbia and all United States territories.
ARTICLE 2

SALE AND PURCHASE OF ASSETS
2.1    Purchased Assets. At the Closing, upon the terms and subject to the conditions hereof, the Seller shall sell, transfer, assign, convey and deliver to the Buyer, or shall cause one or more of the Seller Group to sell, transfer, assign, convey and deliver to the Buyer, and the Buyer shall purchase from the Seller or one or more of the Seller Group, as applicable, free and clear of all Encumbrances (except for Permitted Encumbrances), all right, title and interest of the Seller or one or more of the Seller Group, as applicable, in, to and under the following (and only the following) assets, rights and properties of the Seller and its applicable member of the Seller Group, whether held directly or indirectly, as the same shall exist on the Closing Date (collectively, the “Purchased Assets”):
(a)(i) all Contracts that exclusively relate to the Compound, the Product, a Purchased Asset or an Assumed Liability, each as set forth on Schedule 2.1(a)(i) (such Contracts, collectively, the “Specified Assigned Contracts”), (ii) all Contracts that constitute Shared Contracts, but only the portion of such Shared Contract that exclusively relates to the Business and that is assigned to Buyer pursuant to Section 6.1(a) or Section 6.1(e), and (iii) all unfulfilled purchase orders under the Contracts in clauses (i) through (ii), which remain open and valid as of the Closing Date (clauses (i) through (iii), collectively, the “Assigned Contracts”);
(b)all Business Inventory in the possession or control of the Seller or any of the Seller Group as of the Effective Time;
(c)all Business Intellectual Property, including the right to sue, recover and retain damages for past, present and future infringement, misappropriation or other violation thereof, and all corresponding rights that (now or hereafter) may be secured throughout the world with respect thereto, which, for the avoidance of doubt, shall include the transfer of Product Know-How from the Seller to the Buyer;
(d)all Business Data;
(e)all Business Records;
(f)all Business Permits;
(g)all Product Regulatory Documents;
(h)all Comparator Drug and Placebo clinical supplies (a list of all such Comparator Drug and Placebo clinical supplies as of February 28, 2024 is attached hereto as Schedule 2.1(h) (the “Comparator Drug and Placebo Clinical Supplies Schedule”));
(i)all Prepayments;

(j)all rights or causes of Action of any nature available to or being pursued by the Seller or any member of the Seller Group to the extent related to any Purchased Asset or any Assumed Liability, whether arising by way of counterclaim or otherwise, whether choate or inchoate, known or unknown, contingent or non-contingent, including any rights or causes of Action that may be available to the Seller or any member of the Seller Group under the Seachaid APA; and
(k)all guaranties, warranties, indemnities and similar rights in favor of the Seller or any of the Seller Group to the extent related to any Purchased Asset or any Assumed Liability.
2.2    Excluded Assets. Notwithstanding anything to the contrary contained in this Agreement, all Excluded Assets shall be retained by the Seller or one or more of the Seller Group, as applicable, and the Buyer shall have no obligation hereunder whatsoever to purchase any Excluded Assets. For the avoidance of doubt, Buyer has no obligation to hire or have transferred to it any employees, directors, officers, consultants, contractors or agents of the Seller Group.
2.3    Assumed Liabilities. Without prejudice to any claims against or liability of the Seller arising out of or in connection with any other term of this Agreement or any Ancillary Document, the Buyer shall assume, and agree to discharge, the following Liabilities of the Seller Group set forth in this Section 2.3, in each case, solely to the extent relating to, resulting from, or arising out of or in connection with the Purchased Assets (and not any Excluded Assets):
(a)all Liabilities of the Seller or any of the Seller Group under or with respect to the Assigned Contracts that are required to be performed by a member of the Seller Group following the Closing and do not relate to, result from or arise from (i) any member of the Seller Group’s breach of, default under, or failure to comply with, prior to the Closing, any covenant or obligation (including any payment obligation) in any such Assigned Contract or (ii) any event that occurred prior to the Closing which, with or without notice, lapse of time or both, would constitute such a breach or failure;
(b)all Liabilities of the Seller or any member of the Seller Group with respect to any Compound, any Product or any Purchased Asset (other than the Assigned Contracts), in each case, in respect of the period from and after the Closing but only to the extent such Liabilities arose in respect of the period from and after the Closing;
(c)all obligations of the Seller or any of the Seller Group under any NDAs constituting Purchased Assets (the “NDA Obligations”); and
(d)all Liabilities for Taxes (i) relating to the Purchased Assets or the Assumed Liabilities for any taxable period (or portion thereof) beginning after the Closing and (ii) the Buyer’s share of Conveyance Taxes pursuant to Section 7.4.
All of the foregoing Liabilities to be expressly assumed by the Buyer pursuant to this Section 2.3 are referred to herein as the “Assumed Liabilities”.
2.4    Excluded Liabilities. Notwithstanding anything to the contrary herein, except for the Assumed Liabilities, Buyer shall not assume or be obligated to pay, perform or otherwise discharge any Liabilities of the Seller or any member of the Seller Group, whether or not incurred or accrued, whether asserted before, on or after the Closing Date, including the following:
(a)all Liabilities relating to, resulting from, or arising out of the Business, any Compound, any Product, any Purchased Asset (including, for the avoidance of doubt, any Assigned Contract) or the ownership, sale or lease of any Purchased Asset, in each case, in respect of the period prior to the Closing, including those arising after Closing and related to the period prior to the Closing (including, for the avoidance of doubt, Liabilities relating to, resulting from or arising out of or in connection with product liability or recalls resulting from the Manufacture or Commercialization of Compounds or Products prior to Closing);
(b)all Employee Liabilities;
(c)all Liabilities of the Seller to Seachaid or any of its Related Parties relating to, resulting from, or arising out of or in connection with the sale and purchase of certain patents, among other rights and assets from Seachaid pursuant to the Seachaid APA;
(d)all Liabilities for Taxes (i) relating to any Purchased Asset or any Assumed Liability for any taxable period (or portion thereof) ending before the Closing, (ii) of the Seller or member of the Seller Group of any kind or description (including any Liability for Taxes of the Seller (or any member of the Seller Group) that becomes a Liability of a Buyer under any common law doctrine of de facto merger or transferee or successor liability or otherwise by operation of Contract or Law) or (iii) the Seller’s share of Conveyance Taxes pursuant to Section 7.4 (any such Taxes, “Excluded Taxes”); provided that Excluded Taxes shall not include (A) any Taxes allocated to Buyer under Section 7.1, or (B) the Buyer’s share of Conveyance Taxes pursuant to Section 7.4;
(e)all Liabilities relating to, resulting from, or arising out of or in connection with a failure to comply with any applicable bulk sale or bulk transfer Laws with respect to the sale and purchase of the Purchased Assets pursuant to this Agreement;
(f)all Liabilities relating to, resulting from, or arising out of or in connection with the Excluded Assets or the Excluded Business;
(g)all Liabilities relating to, resulting from, or arising out of or in connection with the legal, accounting, consulting, investment banking, financial advisory, brokerage and other third-party fees, commissions or expenses incurred by or on behalf of the Seller or any member of the Seller Group in connection with the Transactions;
(h)all Liabilities relating to, resulting from, or arising out of or in connection with any Indebtedness of the Seller Group;
(i)all Liabilities of the Seller or any member of the Seller Group relating to, resulting from, or arising out of or in connection with this Agreement or any Ancillary Document; and
(j)trade payables of the Business accrued prior to the Closing.

All such Liabilities not being assumed by the Buyer in this Agreement, including the foregoing, are referred to herein as the “Excluded Liabilities”, which Excluded Liabilities shall remain the responsibility and obligation of the Seller or one or more of the members of the Seller Group from and after the Closing. From and after the Closing, the Seller shall, or shall cause its applicable Seller Group member to, discharge and satisfy, and pay in full if and when due, all Excluded Liabilities.
2.5    Nonassignable Assets.
(a)Nothing in this Agreement nor the consummation of the Transactions shall be construed as an attempt or agreement to assign or transfer any Purchased Asset to the Buyer (i) which by its terms or by requirement of Law is not assignable or transferable without a Consent or is cancellable by a Third Party in the event of an assignment or transfer and (ii) for which such Consent has not been obtained or such requirement of Law has not been satisfied as of the Closing, unless and until such Consent shall have been obtained or such requirement of Law satisfied (as applicable) (such Purchased Assets, the “Nonassignable Assets”). Both parties shall as promptly as practicable use their respective reasonable best efforts to obtain any Consent that may be required and satisfy any requirement of Law necessary to the assignment or transfer of a Nonassignable Asset to the Buyer or its designees; provided that neither Buyer nor Seller shall be obligated to make any payments to any such Third Parties in order to obtain any such Consent.
(b)If the transfer or assignment of any Purchased Asset intended to be transferred or assigned hereunder is not consummated prior to or at the Closing as a result of the failure to obtain any authorization, then the Seller shall, and shall cause its applicable member of the Seller Group to, thereafter, directly or indirectly, hold such Purchased Asset for the use and benefit of the Buyer, insofar as reasonably possible. In addition, to the extent not prohibited by applicable Law, the Seller shall take or cause to be taken such other actions as may be reasonably requested by the Buyer in order to place the Buyer, insofar as possible, in the same position as if such Purchased Asset had been transferred as contemplated hereby and so that all the benefits and burdens relating to such Purchased Asset, including possession, use, risk of loss, potential for gain, and dominion, control and command over such Purchased Asset, are to inure from and after the Closing to the Buyer. To the extent permitted by applicable Law and to the extent otherwise permissible in light of any required authorization, the Buyer shall be entitled to, and shall be responsible for, the management of any Purchased Assets not yet transferred to it as a result of this Section 2.5 and the parties hereto agree to use reasonable best efforts to cooperate and coordinate with respect thereto.
(c)If and when the Consents, the absence of which caused the deferral of transfer of any Purchased Asset pursuant to this Section 2.5 are obtained, the transfer of the applicable Purchased Asset to the Buyer shall automatically and without further action be effected in accordance with the terms of this Agreement and the applicable Ancillary Documents.
(d)The parties hereto further agree that, assuming as set forth in Section 2.5(b) that all or substantially all of the benefits and burdens relating to the Purchased Assets inure to the Buyer, (i) any Nonassignable Asset referred to in this Section 2.5(d) shall be treated for all income Tax purposes as assets of the Buyer and (ii) neither the Buyer nor the Seller shall take, and the Buyer and the Seller shall prevent any of their respective Affiliates from taking, any position inconsistent with such treatment for any income Tax purposes (unless required by a change in applicable income Tax Law or a good faith resolution of a contest).
(e)The Seller shall promptly pay over to the Buyer all payments received by the Seller or any member of the Seller Group in respect of all Nonassignable Assets, and the Seller or one or more of the Seller Group shall pay, perform or discharge, when due, any and all Liabilities arising thereunder or otherwise arising in respect thereof.
2.6    Deferred Assigned Contracts.
(a)The Seller and the Buyer acknowledge that there are certain Assigned Contracts that, for commercial reasons, will not be transferred to the Buyer on the Closing Date, but will be transferred to the Buyer at a later date or dates following the Closing Date, as mutually agreed by the parties in writing (such Assigned Contracts, the “Deferred Assigned Contracts”). Schedule 2.6(a) sets forth a list of the Deferred Assigned Contracts.
(b)During the period from the Closing Date until the date that any Deferred Assigned Contract is assigned by the Seller to the Buyer (such date, a “Deferred Assigned Contract Transfer Date”), the Seller shall continue to perform its obligations and exercise its rights under such Deferred Assigned Contract in accordance with its terms and in a manner consistent with past practice, and shall not amend, terminate, waive, or assign any material right or obligation under such Deferred Assigned Contract without the prior written consent of the Buyer. The Seller shall promptly notify the Buyer of any material default, breach, claim, dispute, or litigation arising under or relating to any Deferred Assigned Contract and shall cooperate with the Buyer in resolving any such matter.
(c)On each Deferred Assigned Contract Transfer Date, the assignment and transfer of the applicable Deferred Assigned Contract to the Buyer shall occur automatically and without further action by the parties and shall be effected in accordance with the terms of this Agreement and the applicable Ancillary Documents.
(d)The provisions of Sections 2.1, 2.3 and 2.4 shall apply mutatis mutandis to the Deferred Assigned Contracts as if such Deferred Assigned Contracts were transferred to the Buyer on the Closing Date, except that any references to the Closing or the Closing Date in such sections shall be deemed to be a reference to the applicable Deferred Assigned Contract Transfer Date.
2.7    Consideration. Each of the parties hereto hereby acknowledges and agrees that the representations, warranties, covenants and agreements of the other party contained herein and in the CLA/CSA Novation Agreement constitute good, valuable and adequate consideration for the representations, warranties, covenants and agreements of such party contained herein and in the CLA/CSA Novation Agreement. In furtherance of the foregoing, each of the parties hereto hereby acknowledges and agrees that the execution and delivery by the Buyer of the CLA/CSA Novation Agreement at the Closing in accordance with Section 3.2(a)(i), the Buyer’s performance of its obligations under the CLA/CSA Novation Agreement, and the Buyer’s assumption of the Assumed Liabilities constitute good, valuable and adequate consideration for the sale, transfer, assignment, conveyance and delivery by the Seller of the Purchased Assets in accordance with Section 2.1, and vice versa.
ARTICLE 3

THE CLOSING
3.1Closing; Closing Date. The closing of the Transactions (the “Closing”) shall take place through the exchange of documents electronically on the date of this Agreement. The date upon which the Closing occurs is referred to herein as the “Closing Date”. The Closing shall be effective as of 12:01 a.m. Eastern Time on the Closing Date (the “Effective Time”) and, unless otherwise provided in this Agreement, all references to the Closing and the Closing Date shall be deemed to refer to the Effective Time as of the Closing Date.
3.2Transactions to be Effected at the Closing. At the Closing, the following transactions shall be effected by the parties:
(a)The Buyer (or its Affiliate) shall execute and deliver to the Seller:
(i)the novation agreement in respect of the Collaboration and License Agreement and the CSA, in the form attached hereto as Exhibit 3.2(a)(i) (the “CLA/CSA Novation Agreement”);
(ii)the transition services agreement in the form attached hereto as Exhibit 3.2(a)(ii) (the “Transition Services Agreement”);
(iii)the bill of sale, assignment and assumption agreement with respect to the Purchased Assets and the Assumed Liabilities in the form attached hereto as Exhibit 3.2(a)(iii) (the “Bill of Sale and Assignment”);
(iv)the intellectual property assignment agreement in the form attached hereto as Exhibit 3.2(a)(iv) (the “Intellectual Property Assignment Agreement”); and
(v)the domain name transfer agreement in the form attached hereto as Exhibit 3.2(a)(v) (the “Domain Name Transfer Agreement”).
(b)The Seller shall execute (if applicable), or cause one or more of the Seller Group to execute (if applicable), and deliver to the Buyer:
(i)the CLA/CSA Novation Agreement;
(ii)the Transition Services Agreement;
(iii)the Bill of Sale and Assignment, duly executed by the Seller and each member of the Seller Group holding Purchased Assets;
(iv)the Intellectual Property Assignment Agreement;

(v)the Domain Name Transfer Agreement;
(vi)all Required Consents and all Required Notices, in a form and on terms and conditions satisfactory to the Buyer;
(vii)an amendment to the Melinta License Agreement, duly executed by the Seller and Melinta in the form attached hereto as Exhibit 3.2(b)(vii);
(viii)an Internal Revenue Service Form W-9 executed by Seller;
(ix)any certificates, forms, or other documents reasonably requested by the Buyer or required by applicable Law to establish that no withholding or deduction is required or permitted from any payments to be made by the Buyer to the Seller under this Agreement or any Ancillary Documents; and
(x)the Third Party Lists.
(c)The Seller shall pay to Buyer a one-time, non-refundable and non-creditable payment of [* * *] concurrent with the execution of this Agreement in immediately available funds by wire transfer to the following bank account of Buyer:
Account name: Napp Pharmaceutical
Currency: [* * *]
Account number: [* * *]
Bank Identifier Code (BIC): [* * *]
International Bank Account Number (IBAN): [* * *]
3.3Possession. The Seller shall, at the Closing (or as soon as practically thereafter and, in any event, within five Business Days in the United Kingdom), (a) place the Buyer in actual possession and operating control of all Purchased Assets that are tangible assets, including the original (if in the Seller’s possession) or complete copies of the Assigned Contracts and the Business Records and (b) deliver to the Buyer such instruments as are necessary or desirable to document and to transfer title to all intangible Purchased Assets from the Seller (or the applicable member of the Seller Group) to the Buyer (or its applicable designees). To the extent that the Seller does not grant possession of any Purchased Assets (including certain Business Records) to the Buyer as of the Closing, (i) any such Purchased Assets shall be held by the Seller for and on behalf of the Buyer until such time as the Buyer or its designee is granted possession thereof, and (ii) the Seller shall deliver possession of such Purchased Asset to the Buyer (or its applicable designees) pursuant to Schedule 3.3 and in any event, unless as otherwise agreed by the parties hereto, as soon as reasonably practicable following the Closing (or, the case of Product Know-How and Product Data, pursuant to Section 6.10 and Section 6.11 and the Know-How Transfer Plan). To the extent any Purchased Assets is held in possession by a Person other than the Seller, the Seller shall, at the Closing, deliver to the Buyer such instruments (or assignments of Assigned Contracts) as are necessary to grant the Buyer the right to access such Purchased Asset and obtain possession thereof from such Person and to document and to transfer title to such Purchased Asset from the Seller to the Buyer. Title to the Purchased Assets shall pass by delivery at the Closing. With respect to the Purchased Assets to be delivered by the Seller to the Buyer pursuant to Schedule 3.3, the Seller shall promptly notify the Buyer in writing once the

Seller is of the view that the Purchased Assets set out in each line item of Schedule 3.3 is fully delivered, in order to enable the Buyer to check, coordinate with the Seller on any missing items, and independently ascertain if such Purchased Assets have been duly delivered. The Seller shall instruct Icon Clinical Research Limited (“ICON”) to (A) perform its services under Work Orders 11 and 18 to the Master Services Agreement dated as of February 25, 2016 between Seller and ICON in accordance with Buyer or its Affiliate’s direction; and (B) cooperate with the Buyer in transferring the global safety database for the Product (including all pharmacovigilance data) to the Buyer by no later than 75 days after the Closing, in each case in accordance with the terms of the Transition Services Agreement. In connection with clause (B) above, the Parties agree that in the event that ICON imposes any fees or charges for the transfer of the global safety database for the Product (including all pharmacovigilance data), each of the Seller and the Buyer shall bear such fees or charges in equal portions, with the party receiving any invoice on such fees or charges having a right to reimbursement from the non-invoiced party for its portion of any such fees or charges, provided that no such fees or charges shall be incurred without the prior written consent of the Buyer. Provided that the Seller is compliant with its obligations under the Transition Services Agreement relating to drug safety, the Buyer assumes the risk relating to the transfer of the global safety database from ICON to any member of the Mundipharma Network or any Third Party vendor.
ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE SELLER
Except as set forth on the Disclosure Schedules to this Agreement (which shall be arranged in sections corresponding to the sections in this Agreement) (the “Disclosure Schedules”), the Seller hereby represents and warrants to the Buyer as follows:
4.1Organization. The Seller and each member of the Seller Group are duly formed, validly existing and in good standing under the Laws of their jurisdiction of organization and have full corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it (including the Purchased Assets) and to conduct the Business as currently conducted. The Seller and each member of the Seller Group are duly qualified or licensed to do business and are in good standing in each jurisdiction in which the ownership of the Purchased Assets or the operation of the Business as currently conducted makes such licensing or qualification necessary, except to the extent that the failure to be so qualified, licensed or in good standing would not (a) adversely affect the ability of the Seller to carry out its obligations under, and to consummate the Transactions, or (b) have a Business Material Adverse Effect.
4.2Binding Obligation. The Seller and each member of the Seller Group have all requisite authority and power to execute, deliver and perform this Agreement and each Ancillary Document to which it is or will be a party and to consummate the Transactions. This Agreement, the Ancillary Documents and the consummation of the Transactions have been duly and validly authorized by all required action on the part of the Seller and the Seller Group (including approval of the Seller’s board of directors and the audit committee thereof), and no other proceedings on the part of the Seller nor any member of the Seller Group are necessary to authorize the execution, delivery and performance of this Agreement and the Ancillary

Documents and the consummation of the Transactions by the Seller Group. This Agreement and the Ancillary Documents have been, or by Closing will be, duly executed and delivered by the Seller and any member of the Seller Group party thereto and, assuming that this Agreement and the Ancillary Documents constitute the legal, valid and binding obligation of the Buyer, constitute or, when executed, will constitute the legal, valid and binding obligation of the Seller or such members of the Seller Group, enforceable against the Seller or such members of the Seller Group in accordance with its or their terms, except to the extent that the enforceability thereof may be limited by the Equitable Exceptions.
4.3No Defaults or Conflicts. Except as otherwise set forth on Section 4.3 of the Disclosure Schedules, the execution and delivery of this Agreement and the Ancillary Documents and the consummation of the Transactions by the Seller and the Seller Group and performance by the Seller and its Seller Group of its obligations hereunder and thereunder do not (a) result in any violation of the constituent documents of the Seller or any of the Seller Group, (b) conflict with, or result in a breach of any of the terms or provisions of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation under, or to a loss of any benefit under, any material Assigned Contract, (c) violate in any material respect any existing applicable Law of any Governmental Authority having jurisdiction over the Seller or any of the Seller Group or any of the Purchased Assets, (d) result in the creation or imposition of any Encumbrances on any Purchased Assets, except for Permitted Encumbrances or (e) require the Seller or the Seller Group to obtain or make any consent, authorization or approval of, or notice to or filing with, any Person other than a Governmental Authority (including any direct or indirect equity holder of the Seller Group); provided, however, that no representation or warranty is made in the foregoing clause (c) with respect to matters that are not, and would not reasonably be expected to be, individually or in the aggregate, material to the Business. No payment is required to be made to any Third Parties in connection with any Required Consents.
4.4No Approvals Required. Except as otherwise set forth on Section 4.4 of the Disclosure Schedules, no consent, authorization or approval by, and no notice to or filing with, any Governmental Authority (including any direct or indirect equity holder of the Seller Group, or any Governmental Authority) is required to be obtained or made by the Seller or the Seller Group, in connection with the due execution, delivery and performance by the Seller or its applicable Seller Group of this Agreement and the Ancillary Documents and the consummation by the Seller or member of its Seller Group of the Transactions. The Purchased Assets do not constitute a TID US Business.
4.5Financial Statements; No Undisclosed Liabilities.
(a)The consolidated financial statements of the Seller included in the Seller’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 in the Seller’s subsequent Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2023, June 30, 2023, and September 30, 2023, together with the related notes and schedules (collectively, the “Financial Statements”), present fairly, in all material respects, the consolidated financial position of the Seller and its subsidiaries as of the dates indicated and the consolidated results of operations, cash flows and changes in stockholders’ equity of the Seller for the periods specified and have been prepared in compliance as to form with the requirements of the Securities Act of

1933, as amended, and the Securities Exchange Act of 1934, as amended, and in conformity with GAAP applied on a consistent basis during the periods involved.
(b)The Seller Group has not received any written complaint, allegation, assertion or claim from the Seller’s accountants or auditors that it has engaged in questionable financial reporting, accounting or auditing practices with respect to the Business. To the Knowledge of the Seller, there has not been any fraud, whether or not material, with respect to the Business that involved the officers or other employees and former employees of the Seller who have a significant role in the internal controls over financial reporting or written allegations of any such fraud.
(c)There are no Liabilities of the Business that would be required to be disclosed in a balance sheet prepared in accordance with GAAP, other than (i) Liabilities contemplated by or in connection with this Agreement, the Ancillary Documents or the Transactions, (ii) as and to the extent disclosed or reserved against in the Financial Statements, or (iii) Liabilities incurred in the ordinary course of business consistent with past practice since the Last Balance Sheet Date, including Liabilities under Assigned Contracts. All invoices received by the Seller from Third Parties prior to Closing with respect to Excluded Liabilities have been paid at or prior to Closing.
(d)Attached to Section 4.5(d) of the Disclosure Schedules is a true, complete and accurate statement of the research and development costs of the ReSTORE Trial and ReSPECT Trial accrued by the Seller Group under GAAP for the period from January 1, 2022 until December 31, 2023, which exclude personnel costs and intellectual property prosecution and maintenance related expenses (which are classified as G&A costs) and CMC COGs costs that are classified as inventory. Such statements are derived from the Seller Group’s financial statements filed with the SEC and were prepared in accordance with GAAP and Seller Group’s accounting policies and practices.
4.6Absence of Certain Changes. Since the Last Balance Sheet Date through the date of this Agreement, (a) there has not been any Effect that has had, or would reasonably be expected, individually or in the aggregate, to constitute, a Business Material Adverse Effect, and (b) other than in connection with the negotiation and execution of this Agreement and the Ancillary Documents, the Business has been conducted in the ordinary course of business consistent with past practice.
4.7Material Contracts
(a)Section 4.7(a) of the Disclosure Schedules sets forth a true, correct and complete list of the following Contracts that relate to the Business, any Compound, any Product, a Purchased Asset or an Assumed Liability to which any member of the Seller Group is a party (collectively, the “Material Contracts”):
(i)any Contract with a Third Party that involved during the 12-month period ended December 31, 2023 aggregate payments to or from the Seller or any member of the Seller Group of at least $500,000;
(ii)any Contract with a Third Party serving as a contract research organization for ongoing Development of the Product or involved in the supply chain for Manufacturing of the Product;

(iii)any Contract with any Governmental Authority;
(iv)any Contract (A) that materially restricts the ability of the Business to compete in any line of business or with any Person or in any geographic area during any period of time, (B) that materially restricts the ability of, or that requires any Consent for, the Seller or any member of the Seller Group to transfer, enforce or apply for the registration of any Business Intellectual Property, (C) pursuant to which any other Person has been granted exclusive rights in connection with the Business, (D) that contains “most favored nation” provisions in favor of any Person, or (E) that requires the Seller or any member of the Seller Group to purchase or sell a stated portion of the requirements or outputs of the Business or that contain “take or pay” provisions;
(v)any Contract that grants to any Person any right of first refusal, right of first offer or similar right or that limits the ability of the Business to transfer, pledge or otherwise dispose of any Purchased Assets or any other asset or business of the Business;
(vi)any Contract for the sale of any material Purchased Assets that has not been consummated, other than the sale, use or other disposition of Business Inventory in the ordinary course of business consistent with past practice;
(vii)any Contract that is a settlement, conciliation or similar Contract pursuant to which the Business will have any material obligation, or will be subject to any material limitations on the conduct of operations, after the Closing;
(viii)any joint venture, partnership, strategic alliance, collaboration or other similar Contract with any Third Party;
(ix)any Contract with any Third Party with respect to any joint venture, partnership, strategic alliance, collaboration or other similar Contract related to the Development, Commercialization or Manufacturing of Products in Japan;
(x)any Contract for capital expenditures in excess of $150,000;
(xi)any Contract under which (A) any Business Intellectual Property (including any Product Patent) was contributed, created or otherwise developed other than employee invention assignment agreements and work for hire and invention assignments in customary and reasonable form, (B) any Person has licensed or sublicensed (exclusively or non-exclusively), granted or conveyed to Seller or any member of the Seller Group any right, title or interest in or to any Business Intellectual Property, other than licenses for Commercially Available Software or non-exclusive license grants under (1) non-disclosure agreements where such non-exclusive license is granted for a limited purpose, (2) Contracts with vendors where such non-exclusive license is granted solely to the extent necessary for such vendor to perform its obligations thereunder, (3) material transfer agreements, or (4) clinical trial agreements, or (C) the Seller or any member of the Seller Group has licensed or sublicensed (exclusively or non-exclusively), granted or conveyed to any Person any right, title or interest in or to any Business Intellectual Property, but excluding any Permitted Encumbrance within the scope of clause (d) of the definition thereof (such Contracts, the “IP Licenses”);

(xii)any Shared Contract; and
(xiii)any Contract to enter into any of the foregoing.
(b)The Seller has made available to the Buyer true and complete copies of all Material Contracts and Specified Assigned Contracts.  Each Material Contract and Specified Assigned Contract is a valid and binding obligation of the Seller or applicable Seller Group party thereto and, to the Knowledge of the Seller, the other parties thereto, and is in full force and effect, and enforceable against the Seller or member of the Seller Group, and, to the Knowledge of the Seller, the other parties thereto, in each case, in accordance with the terms thereof, subject to the Equitable Exceptions.  Neither the Seller, the applicable member of the Seller Group party thereto nor, to the Knowledge of the Seller, any other party thereto is in material breach of, or material default under, any Material Contract or Specified Assigned Contract, and no event has occurred that, with the giving of written notice or lapse of time or both, would constitute a material breach or material default thereunder by Seller or any applicable member of the Seller Group or, to the Knowledge of the Seller, by any other party thereto.  As of the date of this Agreement, neither the Seller nor any member of the Seller Group has received written notice of termination, cancellation discontinuance or non-renewal with respect to any Material Contract or Specified Assigned Contract or written notice of a counterparty’s intention to terminate, cancel, discontinue, not renew, materially and adversely amend or materially reduce the product quantities to be purchased or sold under such Material Contract or Specified Assigned Contract. Within the last 12 months, neither the Seller nor any members of the Seller Group has received any written allegations, whether founded or unfounded, of non-compliance by the Seller or any member of the Seller Group with any provision of a Specified Assigned Contract.
(c)Neither Melinta nor any of its Affiliates has requested, or indicated any intention to request, a technology transfer pursuant to the terms of the Melinta License Agreement or the Melinta Supply Agreement, or otherwise.
(d)The Seller has not received any written notice, claim, demand, or communication from any counterparty to a Specified Assigned Contract or any other Person, indicating or alleging that such counterparty or Person is unable or unwilling to perform, fulfill, or comply with any of its obligations or commitments under an order specified in a purchase or work order issued by the Seller under a Specified Assigned Contract, or that such order is subject to any cancellation, termination, modification, delay, or dispute.
4.8Intellectual Property; Privacy and Cybersecurity.
(a)Section 4.8(a) of the Disclosure Schedules sets forth a true, correct and complete list of all Business Intellectual Property that is registered or subject to a pending application for registration with a Governmental Authority or Domain Name registrar (the “Registered Intellectual Property”), including for each item of Registered Intellectual Property, (i) the registrant(s)/applicant(s)/ assignee(s) of record, (ii) the jurisdiction of application, publication or registration, (iii) the application, publication or registration number and (iv) the date of filing, publication or registration. All of the Registered Intellectual Property is subsisting and, to the Knowledge of the Seller, valid and enforceable. All application, registration and other fees that are due and all steps that are required for the registration and maintenance of the Registered Intellectual Property have been paid and taken.
(b)The Seller or a member of the Seller Group, as applicable, is the sole and exclusive owner of all right, title and interest in and to all Business Intellectual Property, free and clear of any Encumbrances other than Permitted Encumbrances. Other than licenses granted pursuant to the Transition Services Agreement, the Business Intellectual Property and the Intellectual Property licensed to Seller pursuant to the IP Licenses constitutes all of the Intellectual Property that is necessary for, or is used exclusively or primarily in, (i) the conduct of the Business as conducted by Seller or any member of the Seller Group during the 12 months prior to and including the Closing Date, and (ii) the conduct of the Business immediately following the Closing in substantially the same manner as it has been conducted during the 12 months prior to and including the Closing Date. There are no orders or judgments of any Governmental Authority binding on the Seller or any of member of the Seller Group that restrict their use of any Business Intellectual Property in any material respect.
(c)No Actions are pending or threatened in writing, and since [* * *], no member of the Seller Group: (i) has received any written notice or claim, in each case, (A) challenging the validity, enforceability, registrability, ownership or use of any Business Intellectual Property or (B) alleging that the Development, Manufacture or Commercialization of any of the Compounds or Products by Seller or any member of the Seller Group, or the conduct of the Business, are infringing, misappropriating or otherwise violating the Intellectual Property rights of any Person, or (ii) has provided any written notice or claim, in each case, alleging that any Person is infringing, misappropriating or otherwise violating any Business Intellectual Property.
(d)To the Knowledge of the Seller: (i) none of the Development, Manufacture or Commercialization of any of the Products or Compounds nor the conduct of the Business infringes, misappropriates or otherwise violates, or has infringed, misappropriated or otherwise violated, the Intellectual Property of any Person, and (ii) no Person has infringed, misappropriated or otherwise violated any of the Business Intellectual Property. No Actions are pending or threatened in writing by the Seller or any member of the Seller Group alleging any infringement, misappropriation or violation of any of the Business Intellectual Property by any Person.
(e)To the Knowledge of the Seller, the execution and delivery of this Agreement and the Ancillary Documents and the consummation of the Transactions by the Seller and the Seller Group and performance by the Seller and the Seller Group of its and their obligations hereunder and thereunder do not, and would not reasonably be expected to, result in any loss or impairment of any rights in or to, any restriction on the use of, or the grant or transfer to any other Person of any rights in or to, any material Business Intellectual Property.
(f)The Seller and each member of the Seller Group have taken commercially reasonable measures consistent with industry standards designed to protect and maintain the Business Intellectual Property and the Business Data, and to protect the confidentiality of all: (i) Product Know-How and Product Data and (ii) any Know-How licensed to the Seller pursuant to the IP Licenses or Business Data with respect to which the Seller or such member of the Seller Group is bound by an obligation of confidentiality. To the Knowledge of the Seller, there has been no unauthorized access to, or use or disclosure of, any of the foregoing by any Person. The Product Data (A) is owned and controlled by the Seller or any member of the Seller Group and (B) has been generated and maintained in accordance with GCP (solely in the case of Product Data generated in Seller Clinical Trials) and applicable Law. The Seller has timely updated and maintained the trial master files for Products in accordance with GCP and applicable Law. To the Knowledge of the Seller, the Product Data has no material omissions or material inaccuracies.
(g)All current and former officers, employees, consultants and contractors of the Seller and each member of the Seller Group who created or otherwise developed any Business Intellectual Property for or on behalf of the Seller or any member of the Seller Group during the course of their employment or engagement with such member of the Seller Group have signed a written agreement containing (i) an irrevocable assignment of their respective rights, title and interest in and to any such Business Intellectual Property to the Seller or any member of the Seller Group and (ii) reasonable confidentiality provisions with respect to the Business Intellectual Property disclosed or provided by the Seller or any member of the Seller Group to such officer, employee, consultant or contractor. Each officer, employee, consultant and contractor of the Seller Group that has had access to any material confidential information related to the Business has signed a written agreement containing an obligation to maintain the confidentiality of such confidential information. To the Knowledge of the Seller, each such officer, employee, consultant and contractor has complied with the agreements described in this Section 4.8(g). Each Inventor has executed an Inventor Assignment Agreement, and each Third Party involved in the creation or development of any invention claimed in any Product Patent has executed an Assignment Agreement.
(h)No funding or facilities of a Governmental Authority, university, college, other educational institution or research center was used in the development of any material Business Intellectual Property in a manner that would reasonably be expected to result in such Governmental Authority, university, college or other educational institution or research center having any claim of right to ownership of or other Encumbrances (other than Permitted Encumbrances) with respect to such Business Intellectual Property. No Person who created or otherwise developed any material Business Intellectual Property has performed services for any Governmental Authority, university, college, or other educational institution or research center during a period of time during which such Person was also performing services for Seller or any member of the Seller Group in a manner that would reasonably be expected to result in such Governmental Authority, university, college or other educational institution or research center having any claim of right to ownership of or other Encumbrances (other than Permitted Encumbrances) with respect to such Business Intellectual Property.
(i)The Seller and members of the Seller Group, and to the Knowledge of the Seller, all third-party service providers with access to Personal Data related to the Business, have used, stored, accessed and otherwise processed such Personal Data related to the Business, and have conducted the Business, in each case, in compliance with all Data Protection and Privacy Requirements in all material respects. Since [* * *], no Action by any Governmental Authority or Person has been asserted in writing against the Seller or any members of the Seller Group (in connection with the conduct of the Business), alleging a violation of any Data Protection and Privacy Requirements or any Person’s rights thereunder.

(j)To the Knowledge of the Seller, since [* * *], none of the Seller or members of the Seller Group have (i) experienced any failure, malfunction, loss, unavailability, destruction, security breach or incident, illegal use of, unauthorized access to or use, modification or disclosure of, or other adverse events or incidents with respect to, any Business Data or any of the IT Systems owned, controlled, used or held for use by any of them in connection with the Business or (ii) been required to notify any Person or Governmental Authority of any unauthorized access to, or use, modification or disclosure of Personal Data in the possession or control of the Seller or any members of the Seller Group in connection with the Business under any Data Protection and Privacy Requirements.
(k)In connection with the Business, the Seller and members of the Seller Group have: (i) since [* * *], maintained policies in compliance with applicable Law that govern its collection, use, storage, retention, disclosure and disposal of Personal Data, including a HIPAA privacy policy (each, a “Privacy Policy” and collectively, “Privacy Policies”); (ii) obtained all consents required by Data Protection and Privacy Requirements; and (iii) provided notice of its respective Privacy Policies on all of its websites and mobile applications or other locations in a manner materially compliant with Data Protection and Privacy Requirements. Each Privacy Policy, during the time period in effect, has complied or does comply in all material respects with all applicable Data Protection and Privacy Requirements.
(l)In connection with the Business, since [* * *], the Seller and members of the Seller Group have implemented and maintained a commercially reasonable security plan that implements and monitors commercially reasonable administrative, technical and physical safeguards designed to ensure that Personal Data within possession or control of the Seller or members of the Seller Group is protected against loss, damage, unauthorized access, unauthorized use, unauthorized modification or other misuse (such plans, collectively, the “Security Practices”). The Security Practices conform, and since [* * *], have conformed, in all material respects with any applicable Data Protection and Privacy Requirements.
(m)In connection with the Business, since [* * *], the Seller and members of the Seller Group have conducted a risk analysis as required by HIPAA every year, and no material vulnerabilities identified by such analyses remains outstanding as of the date of this Agreement. In connection with the Business, each of the Seller and members of the Seller Group have entered into a business associate agreement (as described by HIPAA at 45 C.F.R. §§ 164.502(e) and 164.504(c)) with each: (i) “Business Associate” (as defined by HIPAA); (ii) “Covered Entity” (as defined by HIPAA) for which the Seller or members of the Seller Group performs functions or activities that render it a “Business Associate” of such Covered Entity; and (iii) “Subcontractor” (as defined by HIPAA) of the Seller or members of the Seller Group. In connection with the Business, neither the Seller nor any members of the Seller Group has breached any such business associate agreement.
4.9Compliance with Laws; Permits.
(a)The Business, taken as a whole (and all activities undertaken by or on behalf of the Seller and members of the Seller Group in respect of the Business, the Products, the Compounds and the Purchased Assets), is (are) not, and since [* * *] has (have) not been, conducted in violation of any Laws applicable to the Seller or any members of the Seller Group, in each case, with respect to the Business, the Products, the Compounds or any of the Purchased Assets, except such violations which would not be, and would not reasonably be expected to be, individually or in the aggregate, material to the Business. Since [* * *], neither the Seller nor any member of the Seller Group has received any written notice of any violation of any of the foregoing.
(b)Neither the Seller nor any member of the Seller Group (including any of their officers, directors, or other persons associated with or acting on their behalf): (i) is a Restricted Person, (ii) has, whether directly or indirectly, violated any Anti-Corruption Laws, Anti-Money Laundering Laws or any Sanctions or engaged in any dealings with or for the benefit of any Restricted Persons; or (iii) is or has been the subject of any Action by or before any Governmental Authority or any customer regarding any Anti-Corruption Laws, Anti-Money Laundering Laws or Sanctions and no such Actions are pending or, to the Knowledge of the Seller, have been threatened, and there are no facts or circumstances that could reasonably be expected to give rise to any such Actions in connection with the Business (provided that no representation is given with respect to the Mundipharma Network or in respect of Melinta).
(c)The Seller Group holds, and has at all times since [* * *] held, all Permits of and from all, and have made all declarations and filings with, Governmental Authorities necessary for the lawful conduct of the Business (each, a “Material Permit”), except for failures to hold such Permits, and to make such declarations and filings, which would not be, or would not reasonably be expected to be, individually or in the aggregate, have a Business Material Adverse Effect. All Material Permits are valid and in full force and effect and the Seller Group is in compliance with all Material Permits, except for noncompliance which would not be, or would not reasonably be expected to be, individually or in the aggregate, material to the Business. No member of the Seller Group (i) has received written notice of non-compliance with any Material Permit or suspension or cancellation of any Material Permit and (ii) to the Knowledge of the Seller, no event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any Material Permit, except, in the case of clauses (i) or (ii), for any such revocation, suspension, lapse or limitation which would not be, or would not reasonably be expected to be, individually or in the aggregate, material to the Business. Section 4.9(c) of the Disclosure Schedules sets forth a true, correct and complete list of all Business Permits as of the date of the Agreement.
4.10Regulatory Compliance.
(a)Since [* * *] neither the Seller nor any members of the Seller Group nor, to the Knowledge of the Seller, any applicable CRO or CMO has been in material violation of, or has been the subject of any Action with respect to the violation of, any Law, or has received any FDA Form 483, “warning letters,” or “untitled letters,” or other similar Governmental Authority notice of inspectional observations or deficiencies relating to the Business, the Products, the Compounds or any of the Purchased Assets. Since [* * *], the Products have not been subject to any import detention or refusal by the FDA or other similar Governmental Authority or any safety alert issued by the FDA or other similar Governmental Authority. The Seller (or its applicable member of the Seller Group or, to the Knowledge of the Seller, the applicable CRO or CMO) has filed, maintained or submitted all material reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any applicable Law or Permit for the Business, the Products, the Compounds or the Purchased Assets, and all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were materially complete and accurate on the date filed (or were corrected or supplemented by a subsequent submission).
(b)All Manufacturing operations and the Manufacture of rezafungin acetate and Products by, or on behalf of, the Seller or its applicable members of the Seller Group are being conducted, and since [* * *] have been conducted, (i) in compliance with applicable Laws, (ii) in accordance with GMP (including as applicable to investigational drugs), and (iii) in accordance with the terms of the Regulatory Approvals. Since [* * *], neither the Seller nor any of its members of the Seller Group has conducted any recalls of Compounds or Products.
(c)(1) Section 4.10(c) of the Disclosure Schedules contains a true, correct and complete list of all Seller Non-Clinical Studies and Seller Clinical Trials. (2) All Seller Non-Clinical Studies and Seller Clinical Trials are being conducted in compliance with: (i) all applicable Laws, including those relating to protection of human subjects, including those contained in 21 CFR Parts 50, 54, 56 and 312; (ii) GCP; (iii) GLP; and (iv) the applicable protocol (and there has been no significant deviation therefrom). (3) The descriptions of, and protocols for, the Seller Non-Clinical Studies and Seller Clinical Trials that have been furnished or made available to the Buyer are true, complete and accurate. (4) To the Knowledge of the Seller, there are no studies, tests, development or trials the results of which reasonably call into question the results of the Seller Non-Clinical Studies and Seller Clinical Trials, and neither the Seller nor any member of the Seller Group have received any notices or correspondence from the FDA or any other Governmental Authority requiring the restriction, termination, suspension or material modification of any Seller Non-Clinical Studies or Seller Clinical Trials.
(d)To the Knowledge of the Seller which shall include, for the purposes of this Section 4.10(d), after due inquiry of the relevant contract research organizations: (i) informed consent was obtained in writing from each subject prior to any screening or participation in any Seller Clinical Trial in accordance with all applicable Laws and the applicable protocol, each subject met the entry criteria for the Seller Clinical Trial in accordance with the applicable protocol and all Personal Data resulting from any Seller Clinical Trial has been collected, processed and maintained in material compliance with all Data Protection and Privacy Requirements; and (ii) no person engaged in any capacity with respect to any Seller Clinical Trial or the collection, processing, analysis or reporting of any Product Data was, at any time during such engagement, subject to any conflicting obligations that may impair the acceptance of the Seller Clinical Trial or Product Data by any Governmental Authority.
(e)Neither the Seller nor any member of the Seller Group nor, to the Knowledge of the Seller, any applicable CMO has withheld from any Governmental Authority any information in its possession relating to the safety, toxicity, quality or efficacy of any Compound or Product that has been requested by any Governmental Authority or is required by applicable Law to be disclosed to a Governmental Authority.
(f)Neither the Seller nor any member of the Seller Group nor, to the Knowledge of the Seller, any applicable CMO or any other Third Party to a Material Contract or Assigned Contract is the subject of any pending or threatened investigation in writing by any

Governmental Authority in respect of the Seller, its applicable member of the Seller Group, the Business, the Products, the Compounds or the Purchased Assets, including by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) or any other Governmental Authority that has jurisdiction over the operations of the Seller or its applicable member of the Seller Group under any similar policy. Neither the Seller, members of the Seller Group nor, to the Knowledge of the Seller, any of its or its applicable members of the Seller Group’s officers, key employees, agents or CMOs acting for the Seller or such member of the Seller Group or any other Third Party to a Material Contract or Assigned Contract, has committed any act, made any statement or failed to make any statement, relating to the Business, the Products, the Compounds or the Purchased Assets that would reasonably be expected to provide a basis for the FDA to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991). Since [* * *], to the Knowledge of the Seller, neither the Seller, members of the Seller Group, nor any current or former officer, employee, agent or CMO of the Seller or members of the Seller Group or Third Party to a Material Contract or Assigned Contract with respect to the Business, the Products, the Compounds or the Purchased Assets has been convicted of any crime or engaged in any conduct that would reasonably be expected to result in exclusion under 42 U.S.C. Section 1320a-7 or any similar state or foreign Law or been debarred by the FDA under Article 306 of the FDC Act, 21 U.S.C. §335a(a) or (b), or any similar state or foreign Law.
4.11Litigation. There are, and since [* * *] there have been, no Actions pending or, to the Knowledge of the Seller, threatened involving the Business, or any Compound or any Product (including the quality, Manufacture or Commercialization of any Compound or any Products), or any portion of the Purchased Assets or the Assumed Liabilities. Neither the Seller nor any member of the Seller Group is, or since [* * *] has been, in default with respect to any order, judgment, injunction, ruling, decision, award or decree of any Governmental Authority with respect to the Business, the Compounds, the Products or any portion of the Purchased Assets or Assumed Liabilities. There is, and since [* * *] there has been, no Action pending or threatened against the Seller, a member of the Seller Group or any material portion of its or their respective properties or assets before any Governmental Authority with respect to which there is a substantial possibility of a determination that questions the validity or legality of this Agreement, the Ancillary Documents or the Transactions or that seeks to prevent the Transactions or otherwise would reasonably be expected, individually or in the aggregate, to materially impair the Seller’s ability to effect the Transactions.
4.12Related Party Transactions. There are no Contracts, transaction or arrangement between the Business, the Seller or any member of the Seller Group, on the one hand, and any Seller Related Party (other than the Seller or any member of the Seller Group), on the other hand, related to the any portion of the Purchased Assets or Assumed Liabilities. No Seller Related Party (other than the Seller or any member of the Seller Group) owns or has any interest in any Purchased Asset. No Seller Related Party (i) owes any amount to the Business, (ii) has any claim against the Business or (iii) guarantees any obligation of the Business.
4.13Product Liability. There are not presently pending or, to the Knowledge of the Seller, threatened, Actions relating to any alleged hazard or alleged defect in design, manufacture, materials or workmanship, including any failure to warn or alleged breach of express or implied warranty or representation, in each case, relating to the Product or the Compound and, to the Knowledge of the Seller, no circumstances exist that make such Actions reasonably likely.
4.14Taxes.
(a)All material Tax Returns required to be filed by the Seller and each member of the Seller Group with respect to the Business have been filed (taking into account any applicable extension periods), and all such Tax Returns are true, complete and correct in all material respects to the extent related to the Business.
(b)The Seller and each member of the Seller Group have paid all material Taxes (whether or not shown to be due on any Tax Returns) with respect to the Purchased Assets and have withheld, collected and paid over to the appropriate Governmental Authority all material amounts required to be so withheld, collected and paid under all applicable Laws with respect to the Business.
(c)There are no Encumbrances for Taxes upon the Purchased Assets other than Permitted Encumbrances.
(d)No extensions or waivers of statutes of limitations have been given or requested with respect to any Taxes of the Seller with respect to the Business or the Purchased Assets other than pursuant to customary extensions of the due date for filing a Tax Return obtained in the ordinary course of business.
(e)All deficiencies asserted, or assessments made, against the Seller and each member of the Seller Group with respect to the Business or the Purchased Assets as a result of any examinations by any Governmental Authority have been fully paid.
(f)The Seller and each member of the Seller Group is not a party to any action, audit, assessment or other proceeding by any Governmental Authority with respect to the Business or the Purchased Assets, and the Seller has not received written notice of any pending or threatened action, audit, assessment or other proceeding by any Governmental Authority with respect to the Business that has not been resolved in full.
(g)Seller is not a “foreign person” within the meaning of Section 1445 of the Code.
(h)No written claim has been received by Seller or any member of the Seller Group from a Governmental Authority in a jurisdiction where Seller or any member of the Seller Group do not file Tax Returns that Seller or any member of the Seller Group is or may be subject to taxation by that jurisdiction with respect to the Purchased Assets or the Business.
(i)Neither Seller nor any member of the Seller Group has received or requested any letter ruling from the Internal Revenue Service (or any comparable ruling from any other Governmental Authority) relating to Tax matters in respect of the Purchased Assets or the Business.

(j)Neither Seller nor any member of the Seller Group is a party to or bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement with respect to the Purchased Assets or the Business, in each case other than ancillary provisions in customary commercial contracts entered into in the ordinary course of business.
(k)Neither Seller nor any member of the Seller Group has participated in any “listed transaction,” within the meaning of Treasury Regulations Section 1.6011-4(b)(2), with respect to the Purchased Assets or the Business.
(l)None of the Purchased Assets are “United States real property interests” as defined in Section 897 of the Code.
(m)Nothing in this Section 4.14 or elsewhere in this Agreement shall be construed as a representation or warranty with respect to any Taxes attributable to a Tax period (or portion thereof) beginning after the Closing Date.
4.15Reserved.
4.16Title to Purchased Assets. The Seller or one or more members of the Seller Group has good and valid title to, or a valid and binding leasehold, license or similar interest in, all of the Purchased Assets, free and clear of all Encumbrances, except for Permitted Encumbrances. Upon delivery to the Buyer on the Closing Date of the instruments of transfer contemplated by Section 3.2, the Seller or one or more members of the Seller Group will thereby transfer to the Buyer good and valid title to, or a valid and binding license or similar interest in, and the Buyer will, directly or indirectly become the true and lawful owner of, and will receive good, valid and enforceable title to, the applicable Purchased Assets, free and clear of any Encumbrances, except for Permitted Encumbrances.
4.17Sufficiency of Purchased Assets. As of the Closing, after giving effect to the consummated Transactions (and the rights granted and services to be performed under this Agreement and the Ancillary Documents), the Purchased Assets constitute all of the assets, rights and properties that are necessary to conduct the Business immediately following the Closing in substantially the same manner as it has been operated during the 12 months prior to and including the date hereof and prior to and including the Closing Date other than infrastructure, employees, contractors and working capital necessary to conduct the Business.
4.18Business Inventory and Comparator Drug and Placebo Clinical Supplies.
(a)Attached to Section 4.18(a) of the Disclosure Schedules is a report as of March 3, 2024 prepared by each CMO engaged by the Seller Group in the manufacture of Products and Compounds as of the date hereof (the “Business Inventory Reports”). To the Knowledge of the Seller, the Business Inventory Reports were true and accurate as of the respective effective dates specified in each such Business Inventory Report (in each case without conducting a physical inventory count).
(b)The Comparator Drug and Placebo Clinical Supplies Schedule has been prepared in good faith and with due care, without conducting a physical inventory count, as of

February 28, 2024. The Comparator Drug and Placebo clinical supplies included in the Purchased Assets are being conveyed on an “as-is”, “where-is” basis.
4.19Brokers. No broker, finder or similar intermediary has acted for or on behalf of the Seller or any member of the Seller Group in connection with this Agreement or the Transactions, and no broker, finder, agent or similar intermediary is entitled to any broker’s, finder’s or similar fee or other commission in connection therewith based on any agreement with the Seller or any member of the Seller Group or any action taken by them.
4.20Bulk Transfer Laws. The sale and transfer of the Purchased Assets pursuant to this Agreement does not constitute a bulk sale or transfer under any bulk transfer Laws of any applicable jurisdiction.
4.21Prepayments. Schedule 1.1(g) contains a report setting forth the estimated Prepayments as of March 31, 2024. To the Knowledge of the Seller, the estimated amounts set forth in Schedule 1.1(g) are true and accurate estimates.
4.22Solvency. The Seller is not subject to any proceeding under the United States Bankruptcy Code or any federal or state insolvency, liquidation, assignment for the benefit of creditors, reorganization, receivership, or other similar proceeding. Immediately after giving effect to the Transactions, the Seller shall be solvent and shall: (a) be able to pay its debts as they become due; (b) own property that has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities); and (c) have adequate capital to carry on its business. In connection with the Transactions, the Seller has not incurred and does not plan to incur, debts beyond its ability to pay as they become absolute and matured. No transfer of property is being made and no obligation is being incurred in connection with the Transactions with the intent to hinder, delay or defraud either present or future creditors of the Seller or any member of the Seller Group.
4.23Exclusivity of Representations. The representations and warranties made by the Seller in this Article 4 are the exclusive representations and warranties made by the Seller or any other Person with regard to the Seller or any member of the Seller Group, the Purchased Assets, the Assumed Liabilities or the Business in connection with the Transactions. The Seller hereby disclaims any other express or implied representations or warranties, whether written or oral. Neither the Seller nor any other Person is, directly or indirectly, making any representations or warranties regarding the Seller, the Business or the Purchased Assets, or Assumed Liabilities, including any representation or warranty of any kind or nature whatsoever concerning or as to the accuracy or completeness of any pro-forma financial information, financial projections, budgets, forecasts or other forward-looking statements concerning the future revenue, income, profit or other financial results of either the Seller, the Business or the Purchased Assets. Any and all statements or information communicated by either the Seller or any other Person outside of this Agreement, including by way of the documents provided in response to the Buyer’s due diligence requests and any management presentations provided, whether verbally or in writing, are deemed to have been superseded by this Agreement, it being agreed that no such prior or contemporaneous statements or communications outside of this Agreement shall survive the execution and delivery of this Agreement. The foregoing shall not limit any claims for fraud.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF THE BUYER
The Buyer represents and warrants to the Seller as follows:
5.1Organization. The Buyer is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization.
5.2Binding Obligation. The Buyer has all requisite authority and power to execute, deliver and perform this Agreement and the Ancillary Documents to which it is a party and to consummate the Transactions. This Agreement and the Ancillary Documents to which it is or will be a party and the consummation of the Transactions have been duly and validly authorized by all necessary action on the part of the Buyer and no other proceedings on the part of the Buyer are necessary to authorize the execution, delivery and performance of this Agreement and the Ancillary Documents to which it is a party and the consummation of the Transactions by the Buyer. This Agreement and the Ancillary Documents to which it is or will be a party have been or will by Closing be duly executed and delivered by the Buyer and, assuming that this Agreement and the Ancillary Documents to which it is a party constitute the legal, valid and binding obligations of the other parties thereto, constitute the legal, valid and binding obligations of the Buyer, enforceable against the Buyer in accordance with their terms, except to the extent that the enforceability thereof may be limited by the Equitable Exceptions.
5.3No Defaults or Conflicts. The execution and delivery of this Agreement and the Ancillary Documents to which it is or will be a party and the consummation of the Transactions by the Buyer and performance by the Buyer of its obligations hereunder and thereunder do not (a) result in any violation of the constituent documents of the Buyer, (b) conflict with, or result in a breach of any of the terms or provisions of, or constitute a default under any indenture, mortgage or loan or any other agreement or instrument to which the Buyer is a party or by which it is bound or to which its properties may be subject or (c) violate any existing applicable Law of any Governmental Authority having jurisdiction over the Buyer or any of its properties; provided, however, that no representation or warranty is made in the foregoing clauses (b) or (c) with respect to matters that would not reasonably be expected, individually or in the aggregate, to materially impair the Buyer’s ability to effect the Transactions or perform or fully discharge the Assumed Liabilities.
5.4No Governmental Authorizations Required. Assuming the accuracy of the representation set forth in Section 4.4, no authorization or approval or other action by, and no notice to or filing with, any Governmental Authority will be required to be obtained or made by the Buyer in connection with the due execution, delivery and performance by the Buyer of this Agreement and the Ancillary Documents to which it is a party and the consummation by the Buyer of the Transactions; provided, however, that no representation and warranty is made with respect to authorizations, approvals, notices or filings with any Governmental Authority that, if not obtained or made, would not reasonably be expected, individually or in the aggregate, to materially impair or delay the Buyer’s ability to effect the Transactions or perform or fully discharge the Assumed Liabilities.

5.5Brokers. No broker, finder or similar intermediary has acted for or on behalf of the Buyer in connection with this Agreement or the Transactions, and no broker, finder, agent or similar intermediary is entitled to any broker’s, finder’s or similar fee or other commission in connection therewith based on any agreement with the Buyer or any action taken by the Buyer.
5.6Litigation. There is no Action pending or threatened against the Buyer or any material portion of its properties or assets before any Governmental Authority with respect to which there is a substantial possibility of a determination that questions the validity or legality of this Agreement or the Transactions or that seeks to prevent the Transactions or otherwise would reasonably be expected, individually or in the aggregate, to materially impair the Buyer’s ability to effect the Transactions or perform or fully discharge the Assumed Liaiblities.
5.7Solvency. The Buyer is not subject to any proceeding under the United States Bankruptcy Code or any federal or state insolvency, liquidation, assignment for the benefit of creditors, reorganization, receivership, or other similar proceeding. Immediately after giving effect to the transactions contemplated hereby, the Buyer shall be solvent and shall: (a) be able to pay its debts as they become due; (b) own property that has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities); and (c) have adequate capital to carry on its business. In connection with the Transactions, the Buyer has not incurred and does not plan to incur, debts beyond its ability to pay as they become absolute and matured. No transfer of property is being made and no obligation is being incurred in connection with the Transactions with the intent to hinder, delay or defraud either present or future creditors of the Buyer.
5.8Buyer Acknowledgement; Non-Reliance. The Buyer acknowledges that it and its Representatives have been permitted access to the books and records, facilities, equipment, contracts and other properties and assets of the Seller Group that it and its Representatives have desired or requested to see or review, and that it and its Representatives have had a full opportunity to meet with the officers and employees of the Seller to discuss the Business, the Purchased Assets and Assumed Liabilities. The Buyer acknowledges that none of the Seller or any other Person has made any representation or warranty, express or implied, written or oral, as to the accuracy or completeness of any information regarding the Seller, the Business, the Purchased Assets or Assumed Liaiblities furnished or made available to the Buyer and its Representatives, except for the representation and warranties of Seller as expressly set forth in Article 4, and none of the Seller or any other Person (including any officer, director, member or partner of the Seller or any member of the Seller Group) shall have or be subject to any liability to the Buyer, or any other Person, resulting from the Buyer’s use of any information, documents or material made available to the Buyer in any “data rooms” (including the virtual data room operated by the Seller on ShareFile (the “Data Room”)), management presentations, due diligence or in any other form in expectation of the Transactions; provided, however, that the foregoing is not intended to limit or modify the liability of the Seller to any Buyer Indemnitees under Article 10. The Buyer acknowledges that the Buyer shall acquire the Purchased Assets without any representation or warranty as to merchantability or fitness for any particular purpose of their respective assets, in an “as is” condition and on a “where is” basis, except as otherwise expressly represented or warranted in Article 4; provided, however, that nothing in this Section 5.8 is intended to limit or modify the representations and warranties contained in

Article 4. The Buyer acknowledges that, except for the representations and warranties contained in Article 4, neither the Seller nor any other Person has made, and the Buyer has not relied on any other express or implied representation or warranty, whether written or oral, by or on behalf of the Seller. Neither the Seller nor any other Person, directly or indirectly, has made, and the Buyer has not relied on, any representation or warranty regarding the pro-forma financial information, financial projections or other forward-looking statements of the Seller or any member of the Seller Group, and the Buyer will make no claim with respect thereto. Notwithstanding anything to the contrary herein, the foregoing shall not limit any claims for fraud or limit or modify any Liability of the Seller to any Buyer Indemnitees under Article 10.
5.9Exclusivity of Representations. The representations and warranties made by the Buyer in this Article 5 are the exclusive representations and warranties made by the Buyer or any other Person with regard to the Buyer in connection with the transactions contemplated hereby. The Buyer hereby disclaims any other express or implied representations or warranties, whether written or oral. Neither the Buyer nor any other Person is, directly or indirectly, making any representations or warranties regarding the Buyer including any representation or warranty of any kind or nature whatsoever concerning or as to the accuracy or completeness of any pro-forma financial information, financial projections, budgets, forecasts or other forward-looking statements concerning the future revenue, income, profit or other financial results of the Buyer.
ARTICLE 6

COVENANTS
6.1Shared Contracts.
(a)Until the earlier of (1) the expiration or termination date (in accordance with their terms) of any applicable Shared Contracts set forth on Schedule 6.1(a) (such Shared Contracts, collectively, the “Specified Shared Contracts”) and (2) sixty (60) days after the Closing Date, the Seller shall, and shall cause its Seller Group to, use commercially reasonable efforts to, (i) as soon as reasonably practicable after the Closing Date, cause the counterparty to each Specified Shared Contract to consent to the partial assignment of those rights of the applicable Seller Related Party under such Specified Shared Contract related to the Business, and (ii) in the event any such Specified Shared Contract cannot be so partially assigned under applicable Law or the terms of the applicable Specified Shared Contract, or if the counterparty otherwise does not consent to such partial assignment, otherwise reasonably cooperate with the Buyer in the Buyer’s efforts to enter into a new Contract with such counterparty (such new Contracts, the “New Contracts”), (A) on terms that are similar in all material respects to such Specified Shared Contracts and (B) in a manner that ensures there is no interruption or discontinuation of service to the Business, in each case from and after the Effective Time. The portion exclusively related to the Business of each such Specified Shared Contract for which the parties have received consent to such partial assignment shall thereafter be deemed to be an Assigned Contract for all purposes hereunder.
(b)In the event any Specified Shared Contract cannot be so partially assigned under applicable Law or the terms of the applicable Specified Shared Contract, or if the counterparty otherwise does not consent to such partial assignment or to entering into a New Contract, the parties hereto shall, until the earlier of (1) the expiration or termination date of the applicable Specified Shared Contract and (2) sixty (60) days after the Closing Date, cooperate with each other and, following good faith discussions between the parties hereto, use reasonable best efforts to seek to obtain or structure mutually acceptable alternative arrangements for the Buyer or one of its Affiliates, on the one hand, and the applicable Seller Related Party, on the other hand, receiving rights and benefits, and bearing Liabilities, to the extent related to their respective businesses (provided that such arrangements shall not result in a breach or violation of such Specified Shared Contract or applicable Law). Such alternative arrangements may include a subcontracting, sublicensing, subleasing or other similar arrangements under which the Buyer or one of its Affiliates would, in compliance with applicable Law, obtain the benefits under, and, to the extent first arising after the Closing, assume the obligations and bear the economic burdens associated with, such Specified Shared Contracts solely to the extent related to the Business (or applicable portion thereof) and under which the applicable Seller Related Party would, upon the Buyer’s or such Affiliate’s request, use reasonable best efforts to enforce for the benefit (and at the expense) of the Buyer or such Affiliate any and all of such Seller Related Party’s rights against such Third Party under such Specified Shared Contract solely to the extent related to the Business (or applicable portion thereof), and the Seller or the applicable Seller Related Party would promptly pay to the Buyer or such Affiliate when received all monies received by them from time to time pursuant to such enforcement under such Specified Shared Contracts solely to the extent related to the Business (or applicable portion thereof), after deduction for any costs or expenses incurred by the Seller or the applicable Seller Related Party.
(c)With respect to Liabilities, rights and benefits pursuant to, under or relating to a given Specified Shared Contract, relating to occurrences from and after the Closing, such Liabilities, rights and benefits shall be allocated between the Buyer and the Seller as follows:
(i)    If a Liability is incurred, or if a right or benefit is obtained, exclusively in respect of the Business or exclusively in respect of the Excluded Business, such Liability, right or benefit shall be allocated to the Buyer or its applicable Affiliate (in respect of the Business) or the Seller or the applicable member of the Seller Group (in respect of the Excluded Business);
(ii)    If a Liability, right or benefit cannot be so allocated under clause (i) above, such Liability, right or benefit shall be allocated to the Buyer or the Seller, as the case may be, based on the relative proportions of total benefit received (over the term of the Specified Shared Contract remaining as of the Closing Date, measured as of the date of the allocation) by the Business or the Excluded Business (as applicable) under the relevant Specified Shared Contract. Notwithstanding the foregoing, each of the Buyer and the Seller shall be responsible for any or all Liabilities to the extent related to, resulting from, or arising out of its (or its controlled Affiliates’) direct or indirect breach of, or actions under, the relevant Specified Shared Contract.
(d)If the Seller or any member of the Seller Group, on the one hand, or the Buyer or any member of the Seller Group, on the other hand, receives any benefit or payment under any Specified Shared Contract that relate to the Business (or applicable portion thereof) or the Excluded Business (or applicable portion thereof), respectively, the Seller and the Buyer (as applicable) shall use their respective reasonable best efforts to, and to cause their respective controlled Affiliates to, promptly deliver such benefit or payment to the other party.

(e)The Shared Contracts set forth on Schedule 6.1(e) (such Shared Contracts, collectively, the “Retained Shared Contracts”) shall initially be Excluded Assets. For a period of 75 days after the Closing Date, the Seller shall not waive, amend, or otherwise modify any rights under the Retained Contracts to the extent related to the Business without the prior written consent of the Buyer. If the Buyer notifies the Seller within 75 days after the Closing Date that the Buyer desires to be assigned the portion of a Retained Shared Contract related to the Business, it shall so notify the Seller in writing and upon delivery of such written notice to the Seller, and Section 6.1(a) through Section 6.1(d) shall apply mutatis mutandis; provided that “Closing Date” therein shall refer to the date of such written notice to the Seller. If the Buyer does not provide such notice of assignment within 75 days after the Closing Date, the Seller shall have a right to terminate, waive, amend or modify all or any rights under the Retained Shared Contracts and shall have no further obligations to the Buyer in respect of such Retained Shared Contracts or any rights thereunder.
6.2Permits. The Seller shall, and shall cause members of the Seller Group to, use their reasonable best efforts to transfer, reissue, obtain or cause to be transferred, reissued or obtained, any Business Permits and any other Permits that are necessary (or that may become necessary) for the Buyer to own or operate the Business or the Purchased Assets, each to be effective at the Closing. If any such Permit is not transferred, reissued or obtained prior to the Closing, such Permit shall be a Nonassignable Asset subject to Section 2.5.
6.3Publicity. The Buyer and the Seller each acknowledge the other’s intention to issue its respective initial press release with respect to the Transactions promptly following the execution of this Agreement in the forms attached hereto as Exhibit 6.3. Except as contemplated by the first sentence of this Section 6.3, each of the Buyer and the Seller acknowledges and agrees to keep this Agreement and the Ancillary Documents and all non-public matters pertaining to the subject matter of this Agreement and the Ancillary Documents in strict confidence and not to disclose such information except as expressly authorized in this Agreement or to the extent required by applicable Law (including pursuant to a periodic report or registration statement or other document filed with a Governmental Authority under applicable Law) or the rules and regulations of the stock exchange upon which the securities of one of the parties hereto (or its ultimate parent company) is listed. At least 48 hours before the time the Seller submits any filing pursuant to applicable securities Law in connection with the Seller’s entry into this Agreement, any Ancillary Agreement or the transactions contemplated hereby, the Seller shall provide a copy of any such filing for the Buyer’s review and comment in advance of its intended release; provided, that any such review and comment shall not cause the Seller to make any late filing; and provided further that the Buyer’s right of review and comment pursuant to this sentence shall only apply to the first such filing so long as any future filings relating to this Agreement, any Ancillary Agreement or the transactions contemplated hereby are consistent with such initial filing. Notwithstanding the foregoing, either party may disclose such information, (a) to the extent such party considers such documents or information reasonably necessary to prosecute or defend any claim made with respect to this Agreement or the Ancillary Documents, (b) to the extent reasonably necessary to deliver such documents or information to such party’s Affiliates, and its and their employees, paralegals, attorneys, lenders or consultants in connection with such party’s evaluation of the Transactions, or to such party’s insurers at any time, (c) in the course of its (or its Affiliates’) normal reporting practices to its (or their) direct or indirect owners, or (d) to the extent such confidential information is available (i) to the public (including pursuant to the first sentence of this Section 6.3) other than as a result of a disclosure by one of the parties or its officers, directors, employees, attorneys or accountants in violation of this Agreement; (ii) on a non-confidential basis from a source other than the other party hereto or its agents if such source is entitled to disclose such information, or (iii) from the examination of public records. The Seller further acknowledges and agrees that the Buyer shall be entitled to, after the execution of this Agreement (or only where required under the Assigned Contracts, immediately prior to the execution of this Agreement), notify Third Parties to the Assigned Contracts of the assignment of such Assigned Contracts, including notices of change in sponsorship of the Seller Clinical Trials.
6.4Access to Information; Confidentiality.
(a)For a period of [* * *] years after the Closing Date, the Seller and its Representatives shall have reasonable access to, and the Buyer agree to hold and not to destroy or dispose of, any books, records or other forms of information with respect to the Purchased Assets or the Assumed Liabilities transferred to the Buyer hereunder, solely to the extent related to the Seller’s ownership of such Purchased Assets prior to the Effective Time, and solely for the purpose of, and solely to the extent necessary in connection with, the administration of any duties related to any audit or inquiry by a Governmental Authority or Action involving the Seller or any of its Affiliates. In such instance, the Buyer shall allow the Seller and its Representatives reasonable access to such books and records, and personnel with knowledge thereof and facilities related thereto, upon reasonable prior notice and during normal business hours; provided, that such access shall be conducted in a manner that does not unreasonably interfere with the business and operations of the Buyer or any other member of the Mundipharma Network. Notwithstanding the foregoing, Buyer shall not be required to disclose any information: (i) if doing so would violate any written obligation of confidentiality to which it or any of its Affiliates is subject or, upon the advice of counsel, jeopardize attorney-client privilege or contravene any Laws, (ii) if the Seller or any of its Affiliates, on the one hand, and the Buyer or any of its Affiliates, on the other hand, are adverse parties in an Action and such information is reasonably pertinent thereto (other than an Action with respect to a Claim under this Agreement) or (iii) if the Buyer reasonably determines in good faith that such information is competitively sensitive; provided that, in the case of clause (i) above, the Buyer shall use its reasonable best efforts to obtain any required consents or take such other action (such as the entry into a joint defense agreement or other arrangement to avoid loss of attorney client privilege) to permit such access or disclosure. If the Buyer shall desire to dispose of any of such books and records prior to the expiration of such six-year period, the Buyer shall, prior to such disposition, give the Seller a reasonable opportunity of not less than 30 days, at the Seller’s expense, to segregate and remove such books and records as the Seller may select.
(b)For a period of [* * *] years after the Closing Date, the Buyer, its Affiliates and its and their Representatives shall have reasonable access to, and the Seller agrees to hold and not destroy or dispose of, any books, records or other forms of information (not otherwise transferred to the Buyer in accordance with this Agreement) with respect to the Business or Purchased Assets or Assumed Liabilities transferred to the Buyer hereunder, solely to the extent related to the Seller Group’s ownership of the Purchased Assets and operation of the Business prior to the Effective Time, and solely for the purpose of, and solely to the extent necessary in connection with, the administration of any duties related to any audit or inquiry by a Governmental Authority or Action involving the Buyer or any of its Affiliates. In such instance, the Seller shall allow the Buyer, its Affiliates and its and their Representatives reasonable access to such books and records, and personnel with knowledge thereof and facilities related thereto, upon reasonable prior notice and during normal business hours; provided, that such access shall be conducted in a manner that does not unreasonably interfere with the business and operations of the Seller. Notwithstanding the foregoing, the Seller shall not be required to disclose any information: (i) if doing so would violate any written obligation of confidentiality to which it or any of its Affiliates is subject or, upon the advice of counsel, jeopardize attorney-client privilege or contravene any Laws, (ii) if the Seller or any of its Affiliates, on the one hand, and the Buyer or any of its Affiliates, on the other hand, are adverse parties in an Action and such information is reasonably pertinent thereto (other than an Action with respect to a Claim under this Agreement) or (iii) if the Seller reasonably determines in good faith that such information is competitively sensitive; provided that, in the case of clause (i) above, the Seller shall use its reasonable best efforts to obtain any required consents or take such other action (such as the entry into a joint defense agreement or other arrangement to avoid loss of attorney client privilege) to permit such access or disclosure. If the Seller shall desire to dispose of any of such books and records prior to the expiration of such six-year period, the Seller shall, prior to such disposition, give the Buyer a reasonable opportunity of not less than 30 days, at the Buyer’s expense, to segregate and remove such books and records as the Buyer may select. For the avoidance of doubt, nothing in this Section 6.4(b) shall limit the Seller’s obligations to transfer Business Records to the Buyer pursuant to Section 2.1.
(c)During the period commencing on the date hereof and ending on the [* * *]anniversary of the Closing Date (and for Know-How, as long as they are not in the public domain), the Seller will not, and will cause members of the Seller Group not to, directly or indirectly, (i) use for the benefit of the Seller or any the Seller Group or (ii) disclose, reveal, divulge or communicate to any Person, other than to officers, directors and employees of the Seller and its direct or indirect parent entities and any of the Seller Group (in each case, who have a need to know such information in connection with the Purpose and are informed of their obligation to treat such information in the same manner as is applicable to the Seller hereunder), any Confidential Information (as defined below), except in connection with performing its obligations or enforcing any rights, or defending any claim, under this Agreement or any Ancillary Documents or satisfying or discharging any Excluded Liabilities or defending any Action relating to the Business (the “Purpose”). Notwithstanding the foregoing, the Seller, and its Affiliates will not be obligated to keep confidential any Confidential Information if and to the extent disclosure thereof is required by Law or legal process, including by any Governmental Authority or by interrogatory, subpoena, civil investigative demand, request for information or similar process, or by determination or direction of any Governmental Authority; provided, however, that in the event such disclosure is required or requested, unless the disclosure is made in connection with a routine audit, investigation, query or review or a blanket document or information request, in each case, by a Governmental Authority that is not specifically directed at the Buyer, its Affiliates, the Purchased Assets, the Assumed Liabilities or the Transactions, such Person will, to the extent legally permissible, provide the Buyer with prompt notice of such requirement prior to making any disclosure so that the Buyer may (at the Buyer’s cost) seek an appropriate protective order or other remedy, and the Seller will cooperate with the Buyer (at the

Buyer’s cost) in any attempt by the Buyer to seek such an order or remedy; provided, further, that in the event that such appropriate protective order or other remedy is not obtained, such Person shall disclose only that portion of such Confidential Information which such Person is advised by its outside counsel is legally required to be disclosed.  Furthermore, the Buyer expressly understands and agrees that the Seller and its Affiliates and their respective Representatives may have general knowledge with respect to the industry in which the Buyer and its Affiliates operate, the business of the Buyer and its Affiliates and the topics covered by the definition of Confidential Information, and, notwithstanding anything to the contrary, this Agreement shall not limit the application or use of such general knowledge without express reference to the, any Purchased Assets or any Assumed Liabilities. For purposes of this Agreement, “Confidential Information” means any confidential or proprietary information solely related to any of the Purchased Assets or any of the Assumed Liabilities; provided, however, that Confidential Information does not include information that (A) is generally available to the public on the date of this Agreement, (B) becomes generally available to the public other than as a result of a disclosure by the Seller Group not otherwise permissible hereunder, (C) is or becomes lawfully obtained from a source other than the Buyer or its Affiliates so long as the source of such information is not known by recipient (after reasonable inquiry) at the time of disclosure to owe an obligation of confidentiality to the Buyer or its Affiliates with respect to such information or otherwise be prohibited by Contract or Law from disclosing such information, or (D) is independently developed without use of or reference to Confidential Information.
(d)The parties hereto hereby agree that, effective upon, and only upon, the Closing, the Confidentiality Agreement, dated as of August 10, 2023, by and between the Seller and Mundipharma Medical Company Limited (the “Confidentiality Agreement”), shall terminate solely with respect to the obligations thereunder to the extent related to information with respect to the Purchased Assets or the Assumed Liabilities; provided that each of the Buyer and the Seller acknowledges that its respective obligations of confidentiality and non-disclosure with respect to any and all other information provided to it by or on behalf of the Seller or any of its Affiliates or Representatives (other than solely with respect to the Purchased Assets or the Assumed Liabilities), or on behalf of the Buyer or any of its Affiliates or Representatives, respectively, shall continue to remain subject to the terms and conditions of the Confidentiality Agreement.
6.5Non-Competition; Non-Solicitation; Non-Disparagement. Except as expressly provided in this Agreement, the Ancillary Documents or with the prior written consent of the Buyer, the Seller shall not, and shall cause members of the Seller Group not to, directly or indirectly (as a stockholder, investor, member, partner or otherwise), from the Effective Time until the seventh anniversary of the Closing Date (the “Exclusivity Period”), own an interest in, license any right to, operate, engage in, manage, control, render financial or other assistance to, or otherwise be connected to, the business of Developing, Manufacturing or Commercializing any echinocandin antifungal product in or for any country, province or territory anywhere in the world (a “Competitive Activity”). Notwithstanding the foregoing, if during the Exclusivity Period, Seller or any member of the Seller Group undergoes a Seller Change of Control Event with a Third Party that as of the effective time of such transaction is engaged in the conduct of a Competitive Activity, such Third Party shall have the right to continue such Competitive

Activity and such continuation shall not constitute a breach by Seller of its obligations in this Section 6.5(a); provided that such Third Party shall not use any assets of the Seller Group as of the effective time of the transaction in order to conduct such Competititve Activity during the Exclusivity Period.
(b)The Seller shall not, and shall cause each member of the Seller Group not to, directly or indirectly, (i) during the period beginning on the date of this Agreement and ending on the [* * *] anniversary of the Closing Date, hire or engage any employees of the Buyer or any of its Affiliates engaged in the Business and that became known to the Seller or any member of the Seller Group during the course of the negotiation and execution of the Transactions (or any individual who terminated such relationship within [* * *]), (ii) during the period beginning on the date of this Agreement and ending on the [* * *] anniversary of the Closing Date, induce or solicit or attempt to solicit any employees of the Buyer or any of its Affiliates engaged in the Business and that became known to the Seller or any member of the Seller Group during the course of the negotiation and execution of the Transactions (or any individual who terminated such relationship within [* * *]) to leave the employ or engagement of the Buyer or any of its Affiliates, or (iii) during the period beginning on the date of this Agreement and ending on the [* * *] anniversary of the Closing Date, solicit or attempt to solicit any customer, supplier, licensee or other business relation of the Business to cease or refrain doing business with the Buyer or any of its Affiliates as its relates to the Business, or induce or attempt to induce any such Person to adversely modify its relationship, or reduce the amount of business it does, with the Buyer or any of its Affiliates as it relates to the Business. Notwithstanding anything in this Agreement to the contrary, the foregoing shall not prevent the Seller from (A) undertaking general solicitations of employment not specifically targeted at any of the foregoing employees, (B) hiring any employee [* * *]following the termination of employment without cause of any such employee by the Buyer or any of its Affiliates so long as such termination is not the result of a breach of this Agreement or (C) hiring any employee that unilaterally contacts the Seller or any member of the Seller Group without any proactive solicitation by the Seller or any member of the Seller Group.
(c)During the period beginning on the date of this Agreement and ending on the [* * *] anniversary of the Closing Date, neither the Seller nor the Buyer shall (and shall not cause any of their respective controlled Affiliates to), directly or indirectly make or publish any Disparaging Remarks (as defined below) to any other Person about: (i) the other party or any of its Affiliates, or their respective practices, policies, financial condition or prospects; or (ii) any business conducted by the other party or any of its Affiliates. As used herein, the term “Disparaging Remarks” means any public (meaning other than to the other party or its Affiliates, as applicable) statement, whether written or oral, that disparages or defames or otherwise harms the reputation, standing or goodwill of a Person in the estimation of a community, including by deterring or attempting to deter others from associating, employing, collaborating or otherwise dealing with them; provided that Disparaging Remarks do not include: (A) testimony in connection with any Action; (B) truthful responses to disparaging or defamatory statements about the Seller or the Buyer, as applicable, that are made by or on behalf of the Buyer or the Seller, respectively, or any of their respective Affiliates; or (C) good faith communications with any Governmental Authority in connection with any Action by any such Governmental Authority.

(d)Each of the Buyer and the Seller acknowledges and agrees that this Section 6.5 constitutes an independent covenant and shall not be affected by performance or nonperformance of any other provision of this Agreement by the Seller, the Buyer or their respective controlled Affiliates. Each of the Buyer and the Seller further acknowledges and agrees that the restrictive covenants and other agreements contained in this Section 6.5 are an essential part of this Agreement and the transactions contemplated hereby. It is the intent of each of the Buyer and the Seller that the provisions of this Section 6.5 shall be enforced to the fullest extent permissible under the Laws and public policies applied in each jurisdiction in which enforcement is sought. Each of the Buyer and the Seller has independently consulted with its counsel and, after such consultation, agrees that the covenants set forth in this Section 6.5 are intended to be reasonable and proper in scope, duration and geographical area and in all other respects. If any such covenant is found to be invalid, void or unenforceable in any situation in any jurisdiction by a final determination of a court or any other Governmental Authority of competent jurisdiction, each of the Buyer and the Seller agrees that: (i) such determination shall not affect the validity or enforceability of (A) the offending term or provision in any other situation or in any other jurisdiction, or (B) the remaining terms and provisions of this Section 6.5 in any situation in any jurisdiction; (ii) the offending term or provision shall be reformed rather than voided and the court or Governmental Authority making such determination shall have the power to reduce the scope, duration or geographical area of any invalid or unenforceable term or provision, to delete specific words or phrases, or to replace any invalid or enforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable provision, in order to render the restrictive covenants set forth in this Section 6.5 enforceable to the fullest extent permitted by applicable Law; and (iii) the restrictive covenants set forth in this Section 6.5 shall be enforceable as so modified. Each of the Buyer and the Seller acknowledges and agrees that (1) it would be difficult to calculate damages to the Buyer or the Seller (as applicable) from any breach of the obligations under this Section 6.5, (2) injury to the Buyer or the Seller (as applicable) from any such breach would be irreparable and impossible to measure and (3) the remedy at law for any breach or threatened breach of this Section 6.5, including monetary damages, would therefore be an inadequate remedy and, accordingly, each party shall have the right to specific performance and injunctive or other equitable relief of its rights under this Section 6.5, in addition to any and all other rights and remedies at Law or in equity, and all such rights and remedies shall be cumulative. In the event of a breach or violation of this Section 6.5, the applicable restricted period shall be automatically extended with respect to the breaching party or its applicable controlled Affiliates by the amount of time between the initial occurrence of the breach or violation and when such breach or violation ceases.
6.6Proceedings. From and after the Closing, at the reasonable request of the other party and subject to customary confidentiality restrictions, each party hereto shall, and shall cause its controlled Affiliates to, cooperate with the other party and its counsel at the other party’s sole cost and expense in the contest or defense of any Action involving or relating to (a) any of the Transactions or (b) the Purchased Assets or Assumed Liabilities; provided, that this Section 6.6 shall not apply in the event of any claim brought under Article 10 of this Agreement.
6.7Bulk Transfer Laws. Each of the Buyer and the Seller hereby waives compliance by the other party with any applicable bulk sale or bulk transfer Laws of any jurisdiction in connection with the sale of the Purchased Assets to the Buyer (other than any obligations of the Seller with respect to the application of the proceeds therefrom). Pursuant to Section 10.2, the Seller has agreed to indemnify the Buyer against any and all Liabilities arising out of a failure to comply with any applicable bulk transfer Laws with respect to the sale and purchase of the Purchased Assets pursuant to this Agreement.
6.8Employees.
(a)The Buyer shall have no obligation to make offers of employment or continued service to any Business Service Providers nor any employees, independent contractors or consultants of the Seller, and the Buyer will not, for a period of [* * *] months following the date of this Agreement, make any offers of employment or continued service to any Business Service Providers nor any employees, independent contractors or consultants of the Seller without the prior written consent of the Seller. Notwithstanding anything in this Agreement to the contrary, the foregoing shall not prevent the Buyer from (i) undertaking general solicitations of employment not specifically targeted at any of the foregoing employees, (ii) hiring any employee six months following the termination of employment without cause of any such employee by the Seller or any of its Affiliates so long as such termination is not the result of a breach of this Agreement or (iii) hiring any employee that unilaterally contacts the Buyer or any member of the Mundipharma Network without any proactive solicitation by the Buyer or any member of the Mundipharma Network.
(b)The Seller shall be solely responsible, and the Buyer shall have no obligations whatsoever for, any compensation or other amounts payable to any current or former employee, officer, director, independent contractor or consultant of the Business, including, without limitation, hourly pay, commission, bonus, salary, accrued vacation, fringe, pension or profit-sharing benefits or severance pay for any period relating to the service with the Seller. The Seller shall remain solely responsible for the satisfaction of all claims for medical, dental, life insurance, health accident or disability benefits brought by or in respect of current or former employees, officers, directors, independent contractors or consultants of the Business or the spouses, dependents or beneficiaries thereof, which claims relate to events occurring on or otherwise in connection with the Closing Date.
(c)Seller shall bear any and all obligations and liability under the WARN Act resulting from employment losses arising in connection with or as a result of the Transactions.
(d)The Seller shall, and shall cause members of the Seller Group to, use reasonable best efforts to minimize the risk of any Person or their Contract of employment or associated collective agreement transferring to the Buyer or any of its Affiliates on or after the Closing Date under operation of Law. If any Contract of employment relating to a Person (including to Business Service Providers) employed by the Seller Group, or any collective agreement, has effect as at the Closing Date as if originally made between the Mundipharma Network and that Person, or between the Mundipharma Network and the relevant party to the collective agreement, the Buyer or any of its Affiliates may, on becoming aware of that effect, terminate such Contract of employment or collective agreement and the Seller shall indemnify the Buyer or any of its Affiliates (as applicable) against any Losses or Employee Liabilities arising out of such termination and against any sum payable to or in respect of that Person in respect of their employment following the Closing Date and any Losses or Employee Liabilities

incurred by or on behalf of the Buyer or any of its Affiliates (it being understood that any such Losses or Employee Liabilities shall be Excluded Liabilities for all purposes hereunder).
6.9A.    Further Assurances – [* * *] & Third Parties under Assigned Contracts
(a)[* * *]

(b)[* * *]:

(i)     [* * *]

(ii)     [* * *].

(c)[* * *].

(d)[* * *]

(e)[* * *]

6.9Further Assurances; Wrong Pockets; Prepayments and Invoices.
(a)At any time or from time to time after the Closing, upon the reasonable request of the other party, the Buyer or the Seller, as applicable, shall, at the requesting party’s sole cost and expense, do, execute, acknowledge and deliver all such further acts, assurances, deeds, assignments, transfers, conveyances and other documents, instruments and papers as may be required to sell, assign, transfer, convey and deliver to and vest in the Buyer full unrestricted and unencumbered record and beneficial right, title and ownership in and to the Purchased Assets, to effectuate the assumption by the Buyer of the Assumed Liabilities.
(b)If at any time or from time to time after the Closing, either party discovers that any Purchased Asset or Assumed Liability is held by the Seller or any of the Seller Group, the Seller will promptly cause the transfer of the relevant Purchased Asset or Assumed Liability to the Buyer (or its designated Affiliates) for no additional consideration and the parties shall execute such further documents and instruments necessary to give effect to and evidence such transfer.
(c)If at any time or from time to time after the Closing, either party discovers that any Excluded Asset or Excluded Liability is held by the Buyer or any of its Affiliates, the Buyer will promptly cause the transfer of the relevant Excluded Asset or Excluded Liability to the Seller (or its designated Affiliate) for no additional consideration and the parties shall execute such further documents and instruments necessary to give effect to and evidence such transfer.
(d)The Seller shall, or shall cause its applicable member of the Seller Group to, promptly pay or deliver to the Buyer (or its designated Affiliates) any monies or checks that have been received by the Seller or any of its Affiliates after the Closing to the extent they constitute a Purchased Asset for periods following the Closing.

(e)The Buyer shall, or shall cause its applicable Affiliate to, promptly pay or deliver to the Seller (or its designated Affiliates) any monies or checks that have been received by the Buyer or any of its Affiliates after the Closing to the extent they constitute or relate to an Excluded Asset.
(f)If after the Closing the Seller receives an invoice or charge from a Third Party that is in whole or in part an Assumed Liability or the Buyer receives an invoice or charge from a Third Party that is in whole or in part an Excluded Liability (such party a “Non-Responsible Party”), then such Non-Responsible Party will promptly notify the other party (“Responsible Party”) so that such party can pay for its portion of such charge or invoice (i.e. the portion of such invoice or charge that was an Assumed Liability if the Responsible Party is the Buyer, or the portion of such invoice or charge that was an Excluded Liability if the Responsible Party is the Seller). In the event that the Non-Responsible Party pays the full amount of any such invoice or charge, the Non-Responsible Party shall promptly notify the Responsible Party and request reimbursement for the portion of such invoice or charge for which it is responsible. Payments and reimbursements of invoices and charges under this Section 6.9(f) shall be made by the Responsible Party within 30 days of receiving notice from the Non-Responsible Party. In requesting payment or reimbursement from the Responsible Party, the Non-Responsible Party shall provide to the Responsible Party a copy of the applicable invoice and such other information as may be reasonably necessary for the Responsible Party to review such request for payment or reimbursement, confirm the portion of any such invoice or charge for which it is responsible and remit payment or reimbursement, as applicable; provided, that the foregoing requirement for the Non-Responsible Party to provide the Responsible Party such other information as may be reasonably necessary shall not apply to the extent that the Non-Responsible Party does not have such information in its possession or control. An estimate of accruals as of February 29, 2024 for purchase orders relating to the Business is set forth on Schedule 6.9(f). During the 30 days following the Closing, each of the Buyer and the Seller shall reasonably cooperate to determine what portion of the work performed under such purchase orders was performed prior to the Closing and allocate related costs accordingly (with costs related to work performed prior to the Closing to be allocated to the Seller and costs related to work to be performed following the Closing to be allocated to the Buyer). Notwithstanding anything to the contrary herein, the Seller shall not settle any Prepayments against any disputes or accruals arising under this Section 6.9(f).
(g)From the Closing until the date that is [* * *] following the Closing Date, or such earlier date as mutually agreed upon by the Buyer and the Seller, representatives from the finance departments of each of the Buyer and the Seller shall meet once every two weeks (either in person or by teleconference) to review Prepayments and invoices or charges from Third Parties and to otherwise confirm the amount of Prepayments and that pre-Closing activities and accounts payable obligations of the Seller or any member of the Seller Group prior to the Closing have been resolved.
(h)Any unresolved disagreement or dispute between the parties regarding a Prepayment or an invoice or charge from a Third Party shall be referred to the parties’ respective senior officers designated below (“Senior Officers”), or their respective designee, for resolution through good faith negotiations over a period of up to 30 days. If the Senior Officers or their respective designees have not resolved the dispute at the end of the 30-day period, then such party that wishes to pursue the matter may pursue any remedies available to it under Article 10 or Article 11, as applicable. To the extent that a party’s Senior Officer delegates his/her responsibility for resolution of a dispute to another officer of such party, such party shall ensure that the designee has all necessary and appropriate authority to fully resolve the dispute on behalf of such party. Such Senior Officers are as follows:
(i)For Seller: the Seller’s Chief Operating Officer or his/her delegate
(ii)For Buyer: the Buyer’s Chief Executive Officer or his/her delegate
(i)During the period beginning on the Closing Date and ending on the date that is [* * *] following the Closing Date, the Seller and the Buyer shall reasonably cooperate to determine the amount of Prepayments (as determined under GAAP) as of the Closing Date, with the party with relevant supporting evidence providing such evidence to the other party and the parties shall agree on the amount of Prepayments as of the Closing Date (the “Agreed Upon Prepayments”). If the Agreed Upon Prepayments in Part B of Schedule 1.1(g) are less than $[* * *] (the “Required Prepayments”) by more than $[* * *], then within five Business Days following the determination of the Agreed Upon Prepayments, the Seller shall pay the Buyer the full amount of such shortfall. If the Agreed Upon Prepayments in Part B of Schedule 1.1(g) are $[* * *] or more than the Required Prepayments, then within five Business Days following the Agreed Upon Prepayments, the Buyer shall pay the full excess amount to the Seller. Notwithstanding anything herein to the contrary, this Prepayment true-up shall be the sole remedy for any breach of the representation and warranty in Section 4.21.
6.10Know-How Transfer. As promptly as practicable following the Closing (and, in any event, within the Know-How Transfer Period), the Seller shall deliver to the Buyer true and complete copies of all Product Know-How and Product Data existing in written, electronic or other recorded form in the possession or control of the Seller or any of the Seller Group as of the Closing in accordance with the Know-How Transfer Plan. All Product Know-How and Product Data existing in written, electronic or other recorded form will be provided in the same form as they exist in the possession or control of the Seller or any of the Seller Group (e.g., Product Know-How existing in written form shall be provided to Buyer in written form). To the extent any Product Know-How or Product Data is held in possession by a Person other than the Seller, transfer thereof shall be satisfied by the Seller’s delivery to the Buyer of such instruments as are necessary to grant the Buyer the right to access such item of Product Know-How or Product Data and obtain possession thereof from such Person and to document and to transfer title to such item of Product Know-How or Product Data from the Seller to the Buyer.
6.11Supporting Activities. For a period of 46 days from Closing, the Seller shall make the Key Personnel reasonably available to Buyer during the Seller’s business hours on reasonable advance notice to answer questions relating to the Purchased Assets and the Assumed Liabilities (the “Supporting Activities”); provided, that the Supporting Activities shall not unreasonably interfere with the business and operations of the Seller. Nothing in this Section 6.11 shall require Key Personnel or other personnel of the Seller or the Seller Group to travel in the performance of the Supporting Activities. To the extent any Key Person terminates his or her employment or engagement with the Seller Group prior to the date that is 46 days from Closing, the Seller shall use commercially reasonable efforts to identify another employee or independent contractor of the Seller Group who can assist with applicable Supporting Activities in a substantially similar manner as the Supporting Activities provided by such Key Person;

provided, that nothing in this sentence shall require the Seller Group to hire or engage any new employee or independent contractor as a replacement for any such Key Person.
ARTICLE 7

TAX MATTERS
7.1Proration. All Taxes payable by the owner of any of the Purchased Assets relating to any Tax period beginning prior to, and ending after, the Closing (a “Straddle Period”) shall be prorated as set forth in this Section 7.1. The portion of any such Taxes that are allocable to the portion of the Straddle Period ending prior to the Closing (including for purposes of determining the amount of any Excluded Taxes) shall: (a) in the case of Taxes that are based upon or related to income, receipts, or payroll be deemed equal to the amount that would be payable if the Tax year or period ended prior to the Closing; and (b) in the case of all other Taxes, be deemed to be the amount of such Taxes for the entire Straddle Period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding Tax period) multiplied by a fraction the numerator of which is the number of calendar days in the portion of the Straddle Period ending prior to the Closing and the denominator of which is the number of calendar days in the entire Straddle Period. The portion that is allocable to the portion of the Straddle Period ending prior to the Closing shall be borne by the Seller and the portion that is allocable to the portion of the Straddle period beginning after the Closing shall be borne by Buyer. If the Closing occurs before the tax rate is fixed for the then current fiscal or calendar year, whichever is applicable, the proration of the corresponding Taxes shall be on the basis of the tax rate for the last preceding year applied to the latest assessed valuation.
7.2Cooperation. The parties shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the preparation and filing of any Tax Returns, any Action with respect to Taxes relating to the Purchased Assets or the Assumed Liabilities. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information in such party’s possession that are reasonably relevant to any such Tax Return, Action relating to the Purchased Assets or the Assumed Liabilities and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Notwithstanding the foregoing, no party shall be required to provide or provide access to any income Tax Return or related workpapers.
7.3Allocation. Seller will, not later than ninety (90) days after the Closing Date, prepare and deliver to Buyer a schedule (the “Allocation Schedule”) allocating amounts properly treated as consideration for U.S. federal income Tax purposes among the Purchased Assets, in accordance with Section 1060 of the Code and any Treasury Regulations pursuant thereto (and any comparable provisions of state, local or non-U.S. Tax law) or any successor provision. Buyer will have the right to raise objections to the Allocation Schedule within twenty (20) Business Days after its receipt thereof, in which event Seller and Buyer will negotiate in good faith to resolve such objections. The Allocation Schedule will be deemed to be final if Buyer does not deliver written notice of a dispute to Seller within such twenty (20) Business Day period. Except to the extent otherwise required by applicable Law, if Buyer and Seller agree to the Allocation Schedule, or Buyer does not raise a timely objection to the Allocation Schedule, Buyer and Seller will, and Buyer and Seller will cause each of their respective controlled Affiliates to, make all

Tax Returns in a manner consistent with the Allocation Schedule and will not make any inconsistent statement or adjustment on any Tax Returns or during the course of any Tax audit. For the avoidance of doubt, if Buyer timely objects to Seller’s draft of the Allocation Schedule and Buyer and Seller do not agree on the Allocation Schedule, neither party shall be bound by the Allocation Schedule.
7.4Conveyance Taxes. The Buyer and the Seller shall each pay and be responsible for 50% of all applicable sales, value added, goods and services, use, transfer, stamp, registration, deed, documentary, excise or similar Taxes incurred as a result of the transactions contemplated by this Agreement and related costs and expenses (“Conveyance Taxes”), and the parties agree to file all required change of ownership and similar statements. Buyer and Seller will cooperate with each other to the extent reasonably requested and legally permitted to minimize any Conveyance Taxes. Each party required by Law to file Tax Returns with respect to Conveyance Taxes will (i) prepare and timely file such Tax Returns and (ii) promptly provide the other party with copies of such Tax Returns, as well as its calculations of any payments with respect thereto.
ARTICLE 8

REGULATORY MATTERS
8.1Product Approval and Product Filing Transfer.
(a)Each of the Buyer and the Seller shall use reasonable best efforts to take all actions required to, within 46 days from Closing, transfer each Product Approval and all ReSPECT U.S. Product Filings and ReSTORE Product Filings (together with any pending variations or amendments of such Product Approval or Product Filing to the extent permitted by Law) from Seller or the applicable member of the Seller Group holding such Product Approval or Product Filing (such Person, the “Product Approval Holder” or “Product Filing Holder” (as applicable)) to the Buyer or, where the Buyer does not satisfy the requirements under applicable Law relating to any Product Approval or Product Filing which is being transferred, such Person as is nominated by the Buyer to whom the relevant Product Approval or Product Filing is to be transferred (such Person, the “Product Approval Transferee” or the “Product Filing Transferee” (as applicable) and each such transfer a “Product Approval Transfer” or a “Product Filing Transfer” (as applicable)).
(b)As soon as reasonably practicable after the Closing (and, in any event by no later than December 31, 2024), each of the Buyer and the Seller shall use reasonable best efforts to take all actions required to transfer each Ex-US ReSPECT Product Filing (together with any pending variations or amendments of such Product Approval or Product Filing, to the extent permitted by applicable Law) from such Product Filing Holder to the Buyer or, the Product Filing Transferee.
(c)The Buyer shall be responsible for determining the jurisdictions where it does not satisfy the requirements under applicable Law relating to any Product Approval or Product Filing and procuring, at Buyer’s expense, a holder who satisfies such requirements. For the purposes of this Agreement, each Product Approval Transfer or Product Filing Transfer (as applicable) shall occur on the date on which the relevant Product Approval Transfer or Product

Filing Transfer (as applicable) becomes effective (such date being the relevant “Product Approval Transfer Date” or the “Product Filing Transfer Date” (as applicable)).
8.2Product Approval Documentation and Product Filing Documentation.
(a)The Buyer (together with the Product Approval Transferee or the Product Filing Transferee, as applicable) and the Seller (together with the Product Approval Holder or the Product Filing Holder, as applicable) shall be jointly responsible for preparing and finalizing all notices, applications, submissions, reports and any other instruments, documents, correspondence or filings necessary to complete any Product Approval Transfer or Product Filing Transfer (the “Product Approval Documentation” or the “Product Filing Documentation” (as applicable)). Each party shall cooperate with and provide all reasonable assistance and information required by the other party to prepare, or cause the preparation of, the Product Approval Documentation and the Product Filing Documentation. Notwithstanding the foregoing, where any Product Approval Documentation or Product Filing Documentation is required by applicable Law or any Regulatory Authority to be prepared and submitted by the Seller, the Product Approval Holder or the Product Filing Holder, the Seller shall be responsible for preparing and submitting, or shall cause the relevant Product Approval Holder or Product Filing Holder to prepare and submit, such Product Approval Documentation or Product Filing Documentation. For the avoidance of doubt, unless expressly stated, the Product Approval Documentation and the Product Filing Documentation referred to in this Article 8 excludes all business as-usual documents to be prepared and finalised by the Seller in accordance with Part 2 (Regulatory Affairs) of Exhibit B to the Transition Services Agreement (“BAU Documentation”).
(b)From and after the Product Filing Delegation Effective Date (as defined below), the Seller hereby delegates to Buyer, and Buyer hereby assumes and agrees to discharge, all duties and obligations of the sponsor of the ReSPECT Trial and ReSTORE Trial and the Product Filing Holder, as if the Buyer were the sponsor of the ReSPECT Trial and ReSTORE Trial and the Product Filing Holder, even though the Seller remains the nominal sponsor of such trials and is the Product Filing Holder (a “Product Filing Delegation”).  As soon as reasonably practicable after Closing (and, in any event, within 46 days from Closing), (i) the Buyer shall prepare in each applicable country the documentation required in order to have the Product Filing Delegation recognized by the relevant Governmental Authority (“Product Filing Delegation Documentation”); (ii) the Buyer shall give the Seller a reasonable opportunity to provide comments on such Product Filing Delegation Documentation, and the Buyer shall incorporate such comments as may reasonably be made by the Seller; and (iii) the Seller shall file the Product Filing Delegation Documentation with the relevant Governmental Authority as soon as possible after the same has been finalised in accordance with this clause (b) and promptly provide to the Buyer a copy of the Product Filing Delegation Documentation (in the form submitted). From the date that the Product Filing Delegation is effective (“Product Filing Delegation Effective Date”) until the date of the Product Filing Transfer in each such jurisdiction, Seller shall remain the legally designated Product Filing Holder and Buyer shall, to the extent permitted by applicable Law, conduct, at its sole cost, all activities of the Product Filing Holder.

(c)For a period of 46 days from Closing, the Seller shall (and shall procure each relevant member of the Seller Group shall) during business hours on reasonable advance notice provide reasonable regulatory assistance to Buyer in connection with the preparation, finalization and submission of the Product Approval Documentation, Product Filing Documentation or Product Filing Delegation Documentation (as applicable).
(d)If applicable Law or any Regulatory Authority requires that the Product Approval Holder or Product Filing Holder submit any BAU Documentation, Product Approval Documentation or Product Filing Documentation (as applicable) to the applicable Governmental Authority, the Seller and the Buyer shall reasonably cooperate to enable the Product Approval Holder or Product Filing Holder (as applicable) to submit the BAU Documentation, Product Approval Documentation or Product Filing Documentation (as applicable), and the Seller shall cause the relevant Product Approval Holder or Product Filing Holder (as applicable) to submit the provided BAU Documentation, Product Approval Documentation or Product Filing Documentation (as applicable) to the relevant Governmental Authority on or prior to the deadline for submission agreed by the parties.
(e)To the extent that the Buyer is generating first drafts of the Product Approval Documentation or Product Filing Documentation, from the Closing until the last Product Approval Transfer Date or Product Filing Date for a jurisdiction, the Buyer shall procure that advanced drafts of such Product Approval Documentation or Product Filing Documentation (as applicable) for that jurisdiction are submitted to the Seller in order to allow the Seller a reasonable opportunity to provide comments on such Product Approval Documentation or Product Filing Documentation (as applicable) before it is finalized for submission to the relevant Governmental Authority.
(f)To the extent that the Seller is generating first drafts of the Product Approval Documentation or Product Filing Documentation, the Seller shall procure that advanced drafts of such Product Approval Documentation or Product Filing Documentation (as applicable) are submitted to the Buyer in order to allow the Buyer a reasonable opportunity to provide comments on such Seller Product Approval Documentation or Product Filing Documentation (as applicable) before it is finalized for submission to the relevant Governmental Authority.
(g)Each of Buyer or Seller (as applicable) shall incorporate any comments on such drafts prepared by it in accordance Section 8.2(e) and Section 8.2(f) above as may reasonably be made by the other party. The Seller shall not submit any Product Approval Documentation or Product Filing Documentation (as applicable) to a Governmental Authority without the prior approval of the Buyer, such approval not to be unreasonably withheld or delayed. Until the last Product Filing Transfer Date on a jurisdiction-by-jurisdiction basis, the Buyer shall not submit any Product Approval Documentation or Product Filing Documentation (as applicable) to a Governmental Authority without the prior approval of the Seller, such approval not to be unreasonably withheld or delayed.
(h)Each party hereto shall promptly (and in any event within five Business Days in the United Kingdom after receipt) notify the other party of any communication (whether written or oral) received from a Governmental Authority in relation to a Product Filing Delegation, Product Approval Transfer or Product Filing Transfer and give the other party reasonable notice of all meetings and telephone calls with any Governmental Authority in relation to a Product Filing Delegation, Product Approval Transfer or Product Filing Transfer and give the other party a reasonable opportunity to participate at each such meeting.
(i)As soon as practicable after the Seller receives any notification of any impending or actual approval or decision related to the Product Filing Delegation from the relevant Governmental Authority, the Seller shall inform the Buyer of the expected or actual date of such Product Filing Delegation Date.
(j)As soon as practicable (and in any event within five Business Days in the United Kingdom) after the relevant (i) Product Approval Holder or Product Approval Transferee (as applicable), or (ii) Product Filing Holder or Product Filing Transferee (as applicable) receives any notification of any impending or actual approval or decision related to the Product Approval Transfer or the Product Filing Transfer (as applicable) from the relevant Governmental Authority, the Seller shall, and the Buyer shall, as applicable, inform the other of the expected or actual date of such Product Approval Transfer or Product Filing Transfer (as applicable).
(k)Except for the payments required under the Transition Services Agreement, each party hereto shall bear its own costs in connection with the performance of its obligations under this Article 8, including any external costs incurred by such party (or any member of the Mundipharma Network, in the case of the Buyer, or any member of the Seller Group, in the case of the Seller) in the performance of such obligations. The Buyer shall be responsible for all filing fees for the submission of Product Approval Documentation or Product Filing Documentation.
8.3Obligations pending Product Approval Transfer and Product Filing Transfer.
(a)From the Closing until the Product Approval Transfer Date or the Product Filing Transfer Date (as applicable) in respect of a Product Approval or a Product Filing (as applicable), the Seller shall cause the relevant Product Approval Holder or the Product Filing Holder (as applicable) to hold such Product Approval or Product Filing (as applicable) in its name but for the account, risk and benefit of the relevant Product Approval Transferee or Product Filing Transferee (as applicable). Except as specifically required under this Agreement or the Transition Services Agreement, the Seller shall not (and shall procure that the relevant Product Approval Holder or Product Filing Holder shall not) make any amendments or variations of any Product Approval or Product Filing without the Buyer’s prior written consent.
(b)Unless otherwise required by applicable Law, from Closing until the last Product Approval Transfer Date or Product Filing Transfer Date in any jurisdiction: (i) the Buyer shall use reasonable best efforts to comply in all material respects with the terms of each Product Approval and/or Product Filing, the terms of all applicable clinical trial agreements, applicable Laws, including those relating to the protection of human subjects, GCP, GLP and the applicable protocol, in each case, for that jurisdiction; and (ii) the Buyer shall perform any quality related activities with respect to the Products as required under applicable Law for that jurisdiction; provided always that this clause (ii) is subject to Seller’s compliance with its obligations under the Transition Services Agreement to provide the relevant quality services. The Buyer may make any amendments or variations to or of any Product Approval or Product Filing after the Product Approval Transfer Date or Product Filing Transfer Date (or, where applicable, the

Product Filing Delegation Effective Date) for that Product Approval or Product Filing, subject to the parties’ adherence to the timeframe for the Product Approval Transfer and the Product Filing Transfer as set out in Section 8.1.
(c)From and after the Closing, pursuant to Section 4.14 of the Collaboration and License Agreement, the Buyer shall be responsible for owning and maintaining the global safety data base for the Product and shall be responsible for the preparation and maintenance of the global development safety update reports, periodic safety update reports, risk management plans, signal detection activities and the core data sheet for the Product and the Buyer shall assume all other obligations of Cidara under Section 4.14 of the Collaboration and License Agreement.
(d)As soon as practicable (and in any event within five Business Days in the United Kingdom) after the Seller receives any communication from a Governmental Authority with respect to any Product Approval or Product Filing variation or renewal applications, the Seller shall notify the Buyer of such communication and shall not respond to such communication without the Buyer’s prior authorization, not to be unreasonably withheld.
(e)From the Closing until the applicable Product Approval Transfer Date for a Product Approval, the Buyer shall, or shall cause its Affiliates to, report to the Seller within 48 hours of the Buyer or its Affiliates (as applicable) becoming aware of any adverse effects (including any unfavorable or unintended sign or symptom temporarily associated with use of the Product) with respect to use of the Product covered by such Product Approval.
8.4Product Filings and New Regulatory Approvals.
(a)In respect of each Product Filing, the Seller shall: (i) subject to the other provisions of this Article 8 and the Transition Services Agreement, hand over responsibility for such Product Filing to the Buyer (or, if applicable, its relevant nominee) as soon as reasonably practicable after the Closing, subject to applicable Law; and (ii) inform the Buyer of any communication (whether written or oral) received from a Governmental Authority in relation to such Product Filing and not respond to such communication without the Buyer’s prior authorization, not to be unreasonably withheld.
(b)If, at any time in respect of any Product Filing, the Seller or any member of the Seller Group is granted a Regulatory Approval: (i) the Seller shall notify the Buyer as soon as reasonably practicable following the date on which the Seller or any member of the Seller Group (as applicable) is granted the new Regulatory Approval; and (ii) the provisions of Sections 8.1 through 8.3 shall apply to such new Regulatory Approval.
ARTICLE 9

INTELLECTUAL PROPERTY MATTERS
9.1Trademarks.
(a)Except as otherwise set forth in this Section 9.1, promptly after the Closing, the Seller shall, and shall cause each member of the Seller Group to, cease using any and all Business Marks. Notwithstanding the foregoing, neither Seller nor any members of the Seller Group shall be deemed to have violated this Section 9.1(a) or (b) by reason of their use of any Business Marks that would not constitute an infringement, dilution or other violation thereof under applicable Law.
(b)Promptly after Closing, but in no event later than three months from the Closing Date, the Seller shall, and shall cause each member of the Seller Group to, (i) take all such actions and file all such documents as are required under applicable Law to cease using any Business Marks and (ii) cease using, remove, destroy or delete all signs, stationery, forms, packaging, invoices, advertising and promotional materials, inventory, other documents and materials, domain names, and other electronic content (collectively, “Existing Stock”) in the possession of or otherwise controlled by any member of the Seller Group bearing any Business Mark, to the extent such Existing Stock is not owned by the Buyer. Any and all goodwill generated by the use of the Business Marks under this Section 9.1(b) shall inure solely to the benefit of the Buyer or any of its Affiliates, and Seller (on behalf of itself and the Seller Group) hereby assigns all such goodwill to the Buyer. The Buyer acknowledges that Melinta will continue to have the right to use Business Marks under the Melinta License Agreement, and the Seller’s obligations under Section 9.1(a) and this Section 9.1(b) shall not apply to any use of the Business Marks by or on behalf of Melinta under the Melinta License Agreement.
(c)Effective as of the Closing Date, the Seller (on behalf of itself and each member of the Seller Group) hereby grants to the Buyer and its Affiliates (collectively, the “Licensees”) a non-exclusive, worldwide, fully paid-up, royalty-free and irrevocable license to use the Retained Marks in connection with the continued operation of the Business in a manner consistent with the Seller’s or any members of the Seller Group’s or the Buyer’s or any of its Affiliates’ use of the Retained Marks in the Business prior to the Closing Date (i) for [* * *] days after the Closing Date, solely on all Existing Stock included in the Purchased Assets (the “Business’s Existing Stock”) that is in the possession of or otherwise controlled by Buyer or any of its Affiliates as of the Closing Date, except for advertising and promotional materials, which shall be until [* * *] (ii) as required by applicable Law until the last Product Approval Transfer, or (iii) until the later of [* * *] days after the Product Approval Transfer Date for the relevant jurisdiction, or the end of any applicable grace period required or permitted by the applicable Regulatory Authority for the Buyer or its designee to continue to use the Retained Marks on the Products after such Product Approval Transfer Date (the foregoing period with respect to each Retained Mark, as applicable, the “Transition Period”). Each Licensee may sublicense the rights granted in this Section 9.1(c) to its authorized distributors, vendors, subcontractors, and resellers acting on behalf of the Licensee in connection with the continued operation of the Business during the Transition Period. Any and all goodwill generated by the use of the Retained Marks under this Section 9.1(c) shall inure solely to the benefit of the Seller or any member of the Seller Group, and Buyer hereby assigns all such goodwill to Seller. The Buyer and its Affiliates may continue to use the Retained Marks on or in connection with any promotional materials or marketing campaigns; provided that such use shall not continue beyond [* * *] and that such use is otherwise in accordance with the terms of this Section 9.1(c).
(d)Except as set otherwise set forth in Section 9.1(c), upon termination of the applicable Transition Period, the Buyer shall, and shall cause its Affiliates to, (i) cease using any and all applicable Retained Marks and (ii) cease using, remove, destroy or delete all Business Existing Stock bearing any such Retained Marks. Any and all goodwill generated by the use of the Retained Marks under Section 9.1(c) shall inure solely to the benefit of the Seller or any member of the Seller Group, and the Buyer hereby assigns all such goodwill to the Seller. Notwithstanding the foregoing, neither the Buyer nor any of its Affiliates shall be deemed to have violated this Section 9.1(d) by reason of their use of any Retained Mark that would not constitute an infringement, dilution or other violation thereof under applicable Law.
9.2Seller Non-Assert Covenant. Effective as of the Closing, the Seller (on behalf of itself and each member of the Seller Group) hereby covenants that the Seller will not, directly or indirectly, and that the Seller will require that the members of the Seller Group do not, directly or indirectly, assert any Seller Non-Assert Patent against any Buyer Non-Assert Entity with respect to any Non-Assert Activity (the “Non-Assert Covenant”). The Non-Assert Covenant shall be perpetual and irrevocable. The Non-Assert Covenant shall run with and attach to the Seller Non-Assert Patents, notwithstanding any transfer, assignment or license thereof. The assertion by the Seller or any member of the Seller Group of a Seller Non-Assert Patent against a Buyer Non-Assert Entity (other than the Buyer or an Affiliate of the Buyer that is then identified as such on the Buyer’s corporate website) that has not been identified by the Buyer to the Seller in writing as a Buyer Non-Assert Entity, with respect to any Non-Assert Activity, shall not be deemed a breach of the Non-Assert Covenant, provided that the Seller or its Affiliate, as applicable, ceases such assertion and all legal proceedings relating thereto without undue delay and in any event no later than [* * *] days after delivery by the Buyer to the Seller of written notice identifying such entity as a Buyer Non-Assert Entity. For the avoidance of doubt, the Seller shall have no obligation to disclose to the Buyer the existence or subject matter of, or any information related to, any Seller Non-Assert Patent.
9.3No Other Licenses. Except as expressly set forth herein, nothing in this Agreement shall operate as an agreement to transfer (nor shall transfer) any right, title or interest in or to, nor constitute any license of, any Intellectual Property of either party or their respective Affiliates.
ARTICLE 10

SURVIVAL; INDEMNIFICATION
10.1Survival.
(a)The parties, intending to modify any applicable statute of limitations, agree that (x) the representations and warranties of the Seller contained in Article 4 and of the Buyer contained in Article 5, and in any certificate delivered pursuant to this Agreement shall survive the Closing and (y) the covenants of the parties set forth in this Agreement shall survive the Closing, in each case, as set forth below:
(i)(A) the representations and warranties set forth in [* * *] (collectively, the “Seller Fundamental Representations”), and (B) the representations and warranties set forth in [* * *] (collectively, the “Buyer Fundamental Representations”), shall survive the Closing for [* * *] years following the Closing Date;

(ii)the representations and warranties set forth in Section 4.14 shall survive for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation or extension thereof) plus [* * *] days;
(iii)all representations and warranties not specifically set forth in Section 10.1(a)(i) or Section 10.1(a)(ii) shall survive for [* * *] months following the Closing Date; and
(iv)the covenants and agreements set forth in this Agreement that explicitly contemplate performance, in whole or in part, at or after the Closing (each, a “Covenant”) shall survive the Closing in accordance with their terms and then only to such extent until fully performed in accordance with this Agreement together with the right to assert a claim in respect of any breach thereof and any related Liability.
(b)The period of time a covenant, agreement or representation survives the Closing pursuant to this Section 10.1 shall be the “Survival Period” with respect to such item.  It is the express intent of the parties hereto that, if the applicable Survival Period for an item as contemplated by this Section 10.1 is shorter or longer than the statute of limitations that would otherwise have been applicable to such item, then the applicable statute of limitations with respect to such item shall be reduced or extended to the shorter or longer Survival Period contemplated hereby (as applicable). The parties hereto further acknowledge that (i) the Survival Periods are the result of arms’-length negotiations between the parties, (ii) the parties hereto intend for such survival periods to be enforced as agreed by the parties and (iii) such survival periods shall not be deemed to be tolled following the Closing Date or to otherwise extend beyond the end of such survival periods for any reason other than as set forth in the following sentence. Neither the Buyer nor the Seller shall have any liability whatsoever with respect to any representation, warranty, or Covenant, as the case may be, unless notice of a claim is given hereunder prior to the expiration of the applicable Survival Period for such representation, warranty or Covenant, in which case such representation, warranty or Covenant, as the case may be, shall survive as to such claim until such claim has been finally resolved. For the avoidance of doubt, the Seller’s indemnification obligations under Section 10.2(d), and the Buyer’s indemnification obligations under Section 10.3(d) shall survive indefinitely.
10.2Indemnification by the Seller. Subject to the other terms and conditions of this Article 10, from and after the Closing, the Seller shall indemnify, defend and hold harmless the Buyer and its Affiliates, and any of its and their respective Affiliates, Representatives, general or limited partners, shareholders, managers, management companies, equity holders, controlling Persons, members, agents, incorporators, trustees, heirs, executors, administrators, successors and assigns (the “Buyer Indemnitees”) from and against, and shall pay and reimburse each of the Buyer Indemnitees for, any and all Losses incurred or sustained directly or indirectly by, or imposed upon, the Buyer Indemnitees (whether in connection with a Direct Claim or a Third Party Claim) to the extent resulting from or arising out of:
(a)any breach of any representation and warranty of the Seller contained in Article 4 of this Agreement;
(b)any breach of any Covenant to be performed by the Seller contained in this Agreement;

(c)any Action brought by a stockholder of the Seller against the Buyer alleging that the Transactions are void for failure of the Seller to obtain stockholder approval in connection with this Agreement and the Transactions; or
(d)(i) any Excluded Liability; or (ii) any Tax exposure of Seller disclosed in the Form 8-K filed by the Seller with the U.S. Securities and Exchange Commission on April 16, 2024 or the Form 10-K filed by the Seller with the U.S. Securities and Exchange Commission on April 22, 2024 (the “Relevant Tax Matter”).
10.3Indemnification by the Buyer. Subject to the other terms and conditions of this Article 10, from and after the Closing, the Buyer shall indemnify, defend and hold harmless the Seller and its Affiliates, and any of its and their respective Representatives, general or limited partners, shareholders, managers, management companies, equity holders, controlling Persons, members, agents, incorporators, trustees, heirs, executors, administrators, successors and assigns (the “Seller Indemnitee”) from and against, and shall pay and reimburse each of the Seller Indemnitees for, any and all Losses incurred or sustained directly or indirectly by, or imposed upon, the Seller Indemnitees (whether in connection with a Direct Claim or a Third Party Claim) to the extent resulting from or arising out of:
(a)any breach of any representation and warranty of the Buyer contained in Article 5 of this Agreement;
(b)any breach of any Covenant to be performed by the Buyer contained in this Agreement;
(c)any Liability incurred by the Seller or any member of the Seller Group as a result of continuing to hold the U.S. Product Approval for the Treatment Indication or any Product Filing (as applicable) from and after the Closing or continuing to service as a sponsor of the ReSTORE Trial or ReSPECT Trial from and after the Closing, except in respect of any such Liability incurred by the Seller or any member of the Seller Group as a result of (i) any failure by the Seller or any member of the Seller Group to continue to hold the U.S. Product Approval for the Treatment Indication or a Product Filing (as applicable) from and after the Closing; (ii) any breach by the Seller or any member of the Seller Group of any of its or their respective obligations set forth in Article 8 or the Transition Services Agreement; (iii) any breach of applicable Law by the Seller or any member of the Seller Group that was not primarily caused by any action or inaction of the Buyer or any member of the Mundipharma Network; or (iv) the negligence of the Seller or any member of the Seller Group. Notwithstanding the first paragraph of this Section 10.3, the indemnity under this Section 10.3(c) shall be limited to any Losses incurred or sustained directly or indirectly by, or imposed upon, the Seller Indemnitees in connection with a Third Party Claim only; and accordingly, without prejudice to the Transition Services Agreement, any Direct Claims are hereby excluded; or
(d)(i) any Assumed Liability or (ii) the operation of the Business by the Buyer or any other member of the Mundipharma Network from and after the Closing, except (I) to the extent resulting from or arising out of a breach by the Seller or any member of the Seller Group of any of its or their respective obligations set forth in this Agreement or any of the Ancillary Documents; or (II) in respect of any such Liability incurred by the Seller or any member of the Seller Group as a result of any action taken by the Seller or a member of the

Seller Group pursuant to Article 6. For the avoidance of doubt, clause (ii) shall not apply to the extent that the applicable Loss is an Excluded Liability.
10.4Limitations and Other Matters Relating to Indemnification.
(a)Notwithstanding anything in this Agreement to the contrary, no indemnification claims for Losses shall be asserted by the Buyer Indemnitees or the Seller Indemnitees, respectively, (and the Seller or the Buyer, respectively, shall have no indemnification obligation) under, (x) in the case of Losses indemnifiable by the Seller, Section 10.2(a) and (y) in the case of Losses indemnifiable by the Buyer, Section 10.3(a):
(i)unless any such individual Loss or group or series of related Losses exceeds $[* * *] (the “De Minimis Threshold”); and
(ii)until the aggregate amount of all such Losses (excluding any individual Loss or group or series of related Losses that do not exceed the De Minimis Threshold) exceed $[* * *] (the “Deductible”), in which event the Buyer Indemnitees or Seller Indemnitees, as applicable, shall be entitled to indemnification for all such Losses in excess of the Deductible; provided, that the De Minimis Threshold shall continue to apply;
provided, that the De Minimis Threshold and the Deductible shall not apply to any Losses indemnified under Section 10.2(a) or Section 10.3(a) (as applicable) in respect of common law fraud or the Seller Fundamental Representations or the Buyer Fundamental Representations.
(b)The aggregate liability of the Seller or the Buyer (as applicable) for any Losses indemnified under Section 10.2(a) or Section 10.3(a) (as applicable), shall not exceed an amount equal to $[* * *] (the “Cap”); provided, that the Cap shall not apply to any Losses indemnified under Section 10.2(a) or Section 10.3(a) (as applicable) in respect of common law fraud or the Seller Fundamental Representations or the Buyer Fundamental Representations.
(c)The aggregate liability of the Seller or the Buyer (as applicable) for any Losses indemnified under Section 10.2 or Section 10.3 (as applicable), shall not exceed $[* * *]; provided that, notwithstanding anything to the contrary in this Section 10.4, the aggregate liability of the Seller or the Buyer (as applicable) shall not be limited whatsoever in respect of any Losses arising out of (i) common law fraud, or (ii) any Losses indemnified under Section 10.2(d), Section 10.3(c) or Section 10.3(d).
(d)Notwithstanding anything in this agreement to the contrary, in no event shall the Buyer or the Seller be required to indemnify, defend, hold harmless, pay or reimburse any Indemnified Party under this Article 10 for (i) any punitive or exemplary damages except to the extent such Losses are found by a court of competent jurisdiction to be owed to any Person (other than a Buyer Indemnitee or a Seller Indemnitee (as applicable) in connection with this Agreement) in connection with a Third Party Claim or (ii) any special, consequential or indirect damages, except to the extent that such Losses are reasonably foreseeable or are found by a court of competent jurisdiction to be owed to any Person (other than a Buyer Indemnitee or a Seller Indemnitee (as applicable) in connection with this Agreement) in connection with a Third Party Claim. The limitations on liability in this Section 10.4(d) shall not apply to the indemnity in Section 10.2(d)(ii).

(e)The amount of any Losses that are subject to indemnification, compensation or reimbursement under this Article 10 shall be reduced by the amount of any insurance proceeds actually received by the Indemnified Party, net of any increased insurance premiums and reasonable and documented costs of recovery in respect of such Losses (collectively “Third Party Payments”). If an Indemnified Party receives any Third Party Payment with respect to any Losses for which it has previously been indemnified (directly or indirectly) by an Indemnifying Party, the Indemnified Party shall promptly pay to the Indemnifying Party an amount equal to such Third Party Payment or, if it is a lesser amount, the amount of such previously indemnified Losses, net of any increased insurance premiums and reasonable and documented costs of recovery. The Indemnified Party shall use commercially reasonable efforts to mitigate Losses.
(f)For the purposes of determining whether a breach has occurred and for calculating Losses pursuant to Section 10.2(a) or Section 10.3(a) (as applicable), the representations and warranties given by the Seller or the Buyer (as applicable) will be deemed to have been made without the inclusion of limitations or qualifications as to materiality, such as the words or expressions “material”, “materially”, “immaterial”, “in all material respects” or words or expressions of similar import.
(g)If, at any time on or after the Closing Date, the Seller or the Seller’s accountants or other advisors reasonably conclude that the Relevant Tax Matter described in Section 10.2(d)(i) or any action taken by any Governmental Authority in related thereto is likely to have any effect on a Purchased Asset or the Buyer, the Seller shall promptly (and on an ongoing basis) provide the Buyer with such information and documents in order to reasonably enable the Buyer to obtain an understanding of the effect on the Purchased Asset or the Buyer, without consideration of Seller’s indemnification obligations as to Buyer’s potential liabilities.
10.5Indemnification Procedures.
(a)All claims for indemnification pursuant to this Article 10 (a “Claim”) shall be made in accordance with the procedures set forth in this Section 10.5(a). A Person entitled to assert a Claim for indemnification pursuant to this Article 10 (an “Indemnified Party”) shall give the Indemnifying Party written notice of any such Claim (a “Claim Notice”), which notice shall include a description in reasonable detail of (i) the basis for, and nature of, such Claim and (ii) the estimated amount of the Losses that have been or may be sustained by the Indemnified Party in connection with such Claim (to the extent then determinable, which amount shall not be conclusive of the final amount of such Claim). Any Claim Notice shall be given by the Indemnified Party to the Indemnifying Party, (A) in the case of a Claim in connection with any Claim or Action asserted or commenced by any Person (other than a Buyer Indemnitee or a Seller Indemnitee in connection with this Agreement) against such Indemnified Party (a “Third Party Claim”), promptly, but in any event not later than [* * *] days, following receipt of notice of the assertion or commencement of such Claim or Action and (B) in the case of a Claim other than a Third Party Claim (a “Direct Claim”), promptly, but in any event not later than [* * *] days, after the Indemnified Party becomes aware of the facts constituting the basis for such Direct Claim; provided, however, that no failure to give such prompt written notice shall relieve the Indemnifying Party of any of its indemnification obligations hereunder except to the extent (and only to the extent) that the Indemnifying Party is actually and materially prejudiced by such failure. For purposes of this Agreement, “Indemnifying Party” means the Buyer (in the case of a Claim by a Seller Indemnitee) or the Seller (in the case of a Claim by a Buyer Indemnitee).
(b)Except as otherwise set forth in Section 10.5(c), with respect to any Third Party Claim, the Indemnifying Party shall have the right, without any reservation of rights against the Indemnified Party, by giving written notice to the Indemnified Party within [* * *] days after delivery of the Claim Notice with respect to such Third Party Claim, to assume control of the defense of such Third Party Claim at the Indemnifying Party’s expense with counsel selected by the Indemnifying Party and reasonably satisfactory to the Indemnified Party, and the Indemnified Party shall cooperate in good faith in such defense; provided that the Indemnifying Party shall not be entitled to assume control of such defense, and the reasonable fees and expenses of counsel retained by the Indemnified Party shall constitute Losses hereunder, if (i) such Third Party Claim relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation; (ii) such Third Party Claim seeks an injunction or equitable relief against the Indemnified Party; (iii) the Indemnified Party has been advised in writing by counsel that a reasonable likelihood exists of a significant conflict of interest between the Indemnifying Party and the Indemnified Party; (iv) if such Third Party Claim is asserted by a Governmental Authority; (v) the Third Party Claim involves a material business relation with any Indemnified Party, including any customer, client or supplier of the Buyer or the Business or the Seller Group and the Excluded Business; (vi) the Indemnifying Party has failed or is failing to vigorously prosecute or defend such Third Party Claim; or (vii) the Indemnified Party gives written notice to the Indemnifying Party in the Claim Notice that it wishes to retain control of the defense of such Third Party Claim and agrees to bear the reasonable costs of defense of such Third Party Claim and any Losses arising out of such Third Party Claim.
(c)The Indemnified Party or Indemnifying Party, as the case may be, that is not controlling such defense shall have the right, at its own cost and expense, to participate in the defense of any Third Party Claim with counsel selected by it (provided that, if, under the applicable standards of professional conduct, a conflict with respect to any interests between the Indemnifying Party and the Indemnified Party exists in respect of such Action, the Indemnifying Party shall pay the reasonable fees and expenses of one counsel as is retained by the Indemnified Party). If the Indemnifying Party elects not to or is not entitled to control the defense of such Third Party Claim (including by failing to promptly notify the Indemnified Party in writing of its election to control such defense in accordance with Section 10.5(b)), the Indemnified Party may control the defense of such Third Party Claim with counsel of its choosing, and the Indemnifying Party shall be liable for the reasonable fees and expenses of counsel to the Indemnified Party in each jurisdiction in which the Indemnified Party reasonably determines counsel is required. . The Indemnified Party or Indemnifying Party, as the case may be, that is controlling such defense shall keep the other party reasonably advised of the status of such claim or legal proceeding and the defense thereof.
(d)Notwithstanding anything in this Agreement to the contrary, (i) an Indemnifying Party shall not agree to any settlement of any Third Party Claim without the prior written consent of the Indemnified Party, such consent not to be unreasonably withheld, conditioned or delayed, unless such settlement would (A) include a complete and unconditional release of each Indemnified Party from all Liabilities with respect thereto, (B) not impose any

Liability (including any equitable remedies) on the Indemnified Party and does not impose any injunctive relief on the Indemnified Party and (C) not involve a finding or admission of any wrongdoing on the part of the Indemnified Party and (ii) an Indemnified Party shall not agree to any settlement of a Third Party Claim without the prior written consent of the Indemnifying Party (such consent not to be unreasonably withheld, conditioned or delayed).
10.6Tax Treatment of Indemnification Payments. All payments made pursuant to this Article 10 shall be treated as adjustments to the consideration for Tax purposes and shall be treated as such by the parties on their Tax Returns to the extent permitted by applicable Law.
10.7Exclusive Remedy; No Duplication.
(a)From and after the Closing, except as expressly set forth in this Agreement or the Ancillary Documents, (i) the indemnification provided for in this Article 10 shall be the sole and exclusive remedy of the Indemnified Parties (including the Buyer and the Seller, as applicable) in connection with this Agreement and the Transactions, (ii) neither the Buyer nor the Seller shall be liable or responsible in any manner whatsoever (whether for indemnification or otherwise) to any Indemnified Party for a breach of this Agreement or in connection with any of the Transactions except pursuant to the indemnification provisions set forth in this Article 10 and (iii) each party hereby waives, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action (A) in respect of (including for any breach of) any representation, warranty, covenant, agreement or obligation set forth herein, (B) otherwise relating to the subject matter of, any process related to and any transaction contemplated by this Agreement and (C) other than as provided in this Agreement, for subrogation, in each case that it may have against the other party and such party’s former, current or future Affiliates, or any of its or their respective former, current or future direct or indirect general or limited partners, shareholders, managers, management companies, equity holders, controlling Persons, members, agents, incorporators, trustees or other Representatives, or Representatives of any of the foregoing, or any heir, executor, administrator, successor or assign of any of the foregoing, in each case, arising under or based upon predecessor or successor liability, contribution, tort, strict liability or any Law or otherwise, except, in each case, pursuant to the indemnification provisions set forth in this Article 10.
(b)Notwithstanding anything to the contrary contained herein, this Article 10 shall not (i) limit the ability of any party to seek specific performance in accordance with Section 6.5(d) and Section 11.13, or (ii) limit any party’s right to maintain or recover for any Losses in connection with any Action or Claim, to the extent based upon fraud on the part of another party hereto.
(c)Any Losses subject to indemnification hereunder shall be deemed without duplication of recovery by reason of the state of facts giving rise to such Losses.

ARTICLE 11

MISCELLANEOUS
11.1Expenses. Except as expressly provided herein, all costs and expenses incurred in connection with this Agreement and theTransactions shall be paid by the party incurring such costs and expenses.
11.2Amendment; Waiver. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Waiver of any term or condition of this Agreement by any party shall only be effective if in writing and shall not be construed as a waiver of any subsequent breach or failure of the same term or condition, or a waiver of any other term or condition of this Agreement.
11.3Entire Agreement. This Agreement, including the Schedules and Exhibits attached hereto which are deemed for all purposes to be part of this Agreement, the Ancillary Documents, and the Confidentiality Agreement, contain all of the terms, conditions and representations and warranties agreed upon or made by the parties hereto relating to the subject matter of this Agreement and supersede all prior and contemporaneous agreements, negotiations, correspondence, undertakings and communications of the parties or their Representatives, oral or written, respecting such subject matter.
11.4Headings. The headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the parties to this Agreement.
11.5Notices. Any notice or other communication required or permitted under this Agreement shall be deemed to have been duly given and made (i) if in writing and served by personal delivery upon the party for whom it is intended, (ii) if delivered by email, or (iii) if delivered by certified mail, registered mail, courier service, return-receipt received to the party at the address set forth below, with copies sent to the Persons indicated:
If to the Seller:

6310 Nancy Ridge Drive, Suite 101
San Diego, California 92121
Attention: General Counsel
    E-mail: legal@cidara.com

With a copy (which shall not constitute notice) to:

Cooley LLP
10265 Science Center Drive
San Diego, California 92121
Attention: Barbara L. Borden and Charles Bair
Email: bordenbl@cooley.com; cbair@cooley.com

If to the Buyer:

Unit 191 Cambridge Science Park, Milton Road, Cambridge, England, CB4 0AB
Attention: General Counsel
Email: [* * *]
With a copy (which shall not constitute notice) to:

Allen & Overy LLP
1 Beacon Street, 16th Floor
Boston, MA 02210
Attention: [* * *]
Email: [* * *]
    Allen & Overy LLP
One Bishops Square
London E1 6AD
United Kingdom
Attention: [* * *]
Email Address: [* * *]

Such addresses may be changed, from time to time, by means of a notice given in the manner provided in this Section 11.5. All such notices, requests and other communications will (a) if delivered personally to the address provided in this Section 11.5 or by e-mail (without receipt of a delivery failure notice, out-of-office or other similar automated replies) to the e-mail address provided in this Section 11.5, be deemed given on the day so delivered, or, if delivered after 5:00 p.m. local time of the recipient or on a day other than a Business Day, then on the next following Business Day; provided always that a confirming copy thereof is delivered pursuant to Section 11.5(i) or Section 11.5(iii) within one (1) Business Day of the e-mail, (b) if delivered by mail in the manner described above to the address provided in this Section 11.5, be deemed given on the earlier of the third Business Day following mailing or upon receipt, and (c) if delivered by overnight courier to the address provided in this Section 11.5, be deemed given on the earlier of the first Business Day following the date sent by such overnight courier or upon receipt, in each case regardless of whether such notice, request or other communication is received by any other Person to whom a copy of such notice is to be delivered pursuant to this Section 11.5.
11.6Disclosure Schedules. Any matter, information or item disclosed in the Disclosure Schedules delivered under any specific representation, warranty or covenant hereof shall be deemed to have been disclosed for all purposes of this Agreement in response to every other representation, warranty or covenant in this Agreement to which it makes specific reference and shall be deemed to have been disclosed for all purposes of this Agreement in response to every representation, warranty or covenant in this Agreement in respect of which it is reasonably apparent on the face of such disclosure that such matter, information or item is relevant to another section of this Agreement or another section of the Disclosure Schedules, as applicable.

The Buyer and the Seller intend that each representation, warranty, and covenant contained herein shall have independent significance. The inclusion of any matter, information or item in the Data Room or any section of the Disclosure Schedules shall not be deemed to constitute an admission of any liability by the Seller to any Third Party or otherwise imply, that any such matter, information or item is required to be disclosed pursuant to this Agreement, is material or creates a measure for materiality for the purposes of this Agreement. In addition, matters disclosed in the Disclosure Schedules are not necessarily limited to matters required by this Agreement to be disclosed on the Disclosure Schedules and any such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature.
11.7Binding Effect; Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their permitted successors and assigns. No party to this Agreement may assign or delegate, by operation of Law or otherwise, all or any portion of its rights, obligations or liabilities under this Agreement without the prior written consent of the other parties to this Agreement, which any such party may withhold in its absolute discretion; provided, that (i) Buyer may, (a) transfer or assign its rights, obligations and interests hereunder to any member of the Mundipharma Network or (b) transfer or assign all of its rights, obligations and liabilities in connection with a Change of Control Event; and (b) Seller may assign all of its rights, obligations and liabilities in connection with the sale of all or substantially all of its assets or in connection with a Seller Change of Control Event. Any purported assignment in violation of the prior sentence shall be void.
11.8No Third Party Beneficiary. Nothing in this Agreement shall confer any rights, remedies or claims upon any Person or entity not a party or a permitted assignee of a party to this Agreement, except for the Indemnified Parties and Indemnifying Parties set forth in Article 10, who are intended third party beneficiaries of such provisions.
11.9Counterparts. This Agreement may be signed in any number of counterparts (including by means of facsimile or portable document format (.PDF) copies) with the same effect as if the signatures to each counterpart were upon a single instrument, and all such counterparts together shall be deemed an original of this Agreement.
11.10Governing Law and Jurisdiction. This Agreement and any claim or controversy hereunder shall be governed by and construed in accordance with the Laws of the State of Delaware without giving effect to the principles of conflict of Laws thereof.
11.11Consent to Jurisdiction and Service of Process. The parties hereto agree that any Action seeking to enforce any provision of, or based on any matter arising out of or on connection with, this Agreement or the Transactions shall be brought in the Chancery Court of the State of Delaware in and for New Castle County, or if the Court of Chancery refuses to accept jurisdiction, the United States District Court for the District of Delaware, or, if such United States District Court also refuses to accept jurisdiction, then any Delaware State court sitting in New Castle County and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Action and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such Action in any such court or that any such Action brought in any such court has been brought in an inconvenient forum. Process in any such

Action may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in prong (iii) of Section 11.5 shall be deemed effective service of process on such party.
11.12WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.12.
11.13Specific Performance. The parties hereto agree that irreparable damage would occur in the event that the parties hereto do not perform the provisions of this Agreement in accordance with its terms or otherwise breach such provisions. Accordingly, the parties hereto acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at Law or in equity. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that the other parties have an adequate remedy at Law or an award of specific performance is not an appropriate remedy for any reason at Law or equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.
11.14Severability. If any term, provision, agreement, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, agreements, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party hereto. Upon such a determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a reasonably acceptable manner so that the Transactions may be consummated as originally contemplated to the fullest extent possible.
11.15No Recourse. Notwithstanding anything to the contrary herein, (a) this Agreement may only be enforced against, and any claims or causes of action for breach of this Agreement may only be made against the entities that are expressly identified as parties hereto and no other Person shall have any Liability for any Liabilities of the parties to this Agreement for any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any oral representations made or alleged to be made in connection herewith and (b) each party hereto covenants, agrees and acknowledges that no recourse under this Agreement or any documents or instruments delivered by any Person pursuant hereto or otherwise shall be had against any of the Seller’s or the Buyer’s Affiliates’ former, current or future direct or indirect equity holders, controlling Persons, stockholders, directors, officers, employees, agents, Affiliates, members, financing sources, managers, general or limited partners or assignees (each a “Related Party”), in each case other than (subject, for the avoidance of doubt, to the provisions of this Agreement) each party hereto or any of its respective assignees under this Agreement, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any applicable law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any of the Related Parties, as such, for any Liability of any party hereto or any of its respective assignees under this Agreement or any documents or instruments delivered by any Person pursuant hereto for any claim based on, in respect of or by reason of such Liabilities or their creation; provided, however, that nothing in this Section 11.15 shall relieve or otherwise limit the liability of any party hereto or any of its respective assignees for any breach or violation of its obligations under such agreements, documents or instruments.
11.16Interpretation. The parties hereto have been represented by counsel during the negotiation and execution of this Agreement and have participated in the drafting and negotiation of this Agreement and if an ambiguity or question of interpretation should arise, this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption of burden of proof shall arise favoring or burdening either party by virtue of the authorship or drafting history of any provision in this Agreement.
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IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.
NAPP PHARMACEUTICAL GROUP LIMITED
By:    /s/ Bryan Lea
Name: Bryan Lea
Title: Director

CIDARA THERAPEUTICS, INC.
By:    /s/ Jeffrey Stein, Ph. D.
Name: Jeffrey Stein, Ph.D.
Title: President and Chief Executive Officer